

GLATFELTER

2022

ANNUAL REPORT

Glatfelter is a leading global supplier of engineered materials with a strong focus on innovation and sustainability. The Company's high quality, technology-driven, innovative, and customizable nonwovens solutions can be found in products that are Enhancing Everyday Life®. These include personal care and hygiene products, food and beverage filtration, critical cleaning products, medical and personal protection, packaging products, as well as home improvement and industrial applications. Headquartered in Charlotte, NC, the Company's annualized net sales approximate $1.5 billion with approximately 3,250 employees worldwide. Glatfelter's operations utilize a variety of manufacturing technologies including airlaid, wetlaid and spunlace with sixteen manufacturing sites located in the United States, Canada, Germany, the United Kingdom, France, Spain, and the Philippines. The Company has sales offices in all major geographies serving customers under the Glatfelter and Sontara® brands. Additional information about Glatfelter may be found at

WWW.GLATFELTER.COM



FORWARD-LOOKING STATEMENTS

Certain statements included in this annual report that pertain to future financial and business matters are "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. We use words such as "anticipate", "believe", "expect", "future", "intend", "plan", "target", and similar expressions to identify forward-looking statements. Any such statements are based on management's current expectations and are subject to numerous risks, uncertainties and other unpredictable or uncontrollable factors that could cause future results to differ materially from those expressed in the forward-looking statements. The risks, uncertainties and other unpredictable or uncontrollable factors are described in our filings with the U.S. Securities and Exchange Commission ("SEC") in the Risk Factors section and under the heading "Forward-Looking Statements" in the accompanying Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, which are available on the SEC's website at www.sec.gov. In light of these risks, uncertainties and other factors, any such forward-looking matters may not occur, and readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date of this report and we undertake no obligation, and do not intend, to update these forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

DEAR SHAREHOLDERS,

Thomas Fahnemann, President and Chief Executive Officer

Having served as Glatfelter's President and CEO since August, I appreciate this opportunity to provide our shareholders with insights into Glatfelter's business as 2022 was a pivotal year for the Company. The continued challenges of our operating environment put significant pressure on our ability to achieve the profitability we are capable of delivering. Rising inflation and unprecedented European energy costs, along with the continued effects of the Russia-Ukraine conflict, impacted our business and required urgent and deliberate action to correct the trajectory of our performance. We made difficult decisions and launched turnaround actions that I am confident will reposition Glatfelter for profitable growth over time.

OUR PURPOSE DRIVEN TEAM

Before I share details of our plan and the progress we have made to date, I want to first acknowledge the hard work and dedication of the Glatfelter team. Despite the significant challenges of the year, our people continue to demonstrate the strength of our shared values and commitment to delivering the best solutions possible for our customers. On behalf of the Board of Directors, I would like to publicly thank our team of 3,250 colleagues located throughout the world for their commitment to advancing our turnaround efforts as we work diligently to unlock Glatfelter's full potential.

A SOLID FOUNDATION

Today, despite the economic cycle facing the global economy and the challenges our business is experiencing, Glatfelter remains committed to our vision and the societal role we play as a leading global supplier of sustainable engineered materials. Over the past six months, I have met with many of our customers, including our top global blue-chip customers, and I am impressed by the spirit of collaboration and partnership Glatfelter has established with them throughout the years. Also, I witnessed first-hand the specialized manufacturing technologies deployed throughout our three segments which are core to producing sustainable products essential to everyday life.

Without question, Glatfelter has a solid time-tested strategy built on a set of Core Values, competitive positioning, innovative and quality products, and strong customer relationships. These are essential foundations to our turnaround strategy, which under my leadership, is entirely directed toward optimizing our portfolio, improving our operations, and addressing our capital structure and overall financial performance.

From a financial performance standpoint, we delivered adjusted EBITDA of $99 million on total sales of $1.5 billion in 2022. At a segment level, Airlaid Materials reported EBITDA margins of 14% on revenues of $602 million. For Composite Fibers, EBITDA margins were 7% on revenues of $524 million. And in Spunlace, where we experienced sub-optimal performance but have significant opportunity for improvement, we recorded EBITDA margins of 1% on revenues of $366 million. Overall, we are encouraged by the early signs of progress with our turnaround strategy recorded at the end of 2022 and firmly believe this momentum will continue into 2023 and lead to improved financial performance.

A PLAN FOR PROFITABILITY

Our turnaround strategy is designed to return Glatfelter to profitability and position the Company for sustainable growth over the long-term. We are focused on executing against the following six initiatives and are encouraged by improvements in our financial performance during the fourth quarter of 2022 as a result of these early-on efforts.

1. PORTFOLIO OPTIMIZATION – We are looking at every part of the portfolio and considering the strategic, financial, and operational value of each asset in the near- and long-term. We will invest our time and resources in the areas of our portfolio that have scale, or the potential for scale, a strong market leading position, and core competencies in manufacturing technology.

2. MARGIN IMPROVEMENT – This is a fundamental part of the turnaround strategy. We are placing greater focus on profitability rather than simply top-line growth. To date we have addressed input costs and will continue to see the benefit of pricing actions throughout the course of 2023.

3. FIXED COST REDUCTIONS – We have a careful eye on our fixed costs and have taken action to make significant reductions. We anticipate the actions that are underway will generate full year run-rate savings of approximately $11 million by 2024.

4. CASH LIBERATION – This initiative is supported by the work on the first three initiatives in our plan. We have a relentless focus on paying down debt, decreasing our leverage and increasing EBITDA. We will continue to make prudent decisions regarding capital allocation and maintain a disciplined approach to managing our accounts receivables, finished goods inventory and raw material pricing. Also, the Board's proactive decision last year to suspend the dividend frees up approximately $25 million of cash annually.

In addition, we have taken a significant step toward addressing the Company's overall capital structure by executing a commitment to refinance the upcoming 2024 debt maturity. This will provide the necessary flexibility to effectively operate our business in the current economic climate as we work to improve our financial performance.

5. OPERATIONAL EFFECTIVENESS – We are driving continuous improvements across our global manufacturing sites and identifying areas for process enhancements and waste reduction. We are using proven standards of excellence that are embedded in our Airlaid segment to expand operational best practices across the organization. Each of our manufacturing sites has targeted initiatives that collectively total $10 million of improvements while also managing raw materials, inventory levels, and ongoing capital improvements.

6. RETURNING SPUNLACE TO PROFITABILITY – We are executing all the initiatives in our turnaround plan with a heightened sense of urgency in the Spunlace segment. We made significant strides during the fourth quarter and while there is much work still to do, we are encouraged by this positive trajectory.

OUR COMMITMENT TO RESPONSIBLE STEWARDSHIP AND SUSTAINABLE SOLUTIONS

We recognize that to make a positive impact on our communities and the world over the long-term, we must first ensure we remain a profitable and growing business. As we continue to execute our turnaround strategy, we are equally committed to examining all parts of our business for ways to operate more effectively and in-line with our ESG objectives. In December, we issued the Company's updated 2021-2022 Sustainability Report where we outlined our first-ever key strategic ESG goals for the years ahead. These goals are directly tied to our environmental, social, and governance and ethics priorities and will guide our ESG and new product development efforts for the coming years. In addition, we continue to invest in new product innovation to find alternative solutions through the use of renewable materials, combined with our unique manufacturing technologies. Through this approach, we will create a competitive advantage for our customers.

As I referenced at the beginning of my letter, 2022 was a pivotal year for Glatfelter. With improved execution that comes from delivering our turnaround strategy, the opportunity in 2023 is also significant. I look forward to reporting back to you next year on the team's progress with our various initiatives as we strive to deliver on our shared purpose of enhancing everyday life in a more effective, sustainable, and profitable way.

Thank you for your continued support.

Sincerely,

Thomas M. Fahnemann,
President and Chief Executive Officer
March 9, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑   **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended **December 31, 2022**
or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to



GLATFELTER

4350 Congress Street, Suite 600
Charlotte, North Carolina 28209
(Address of principal executive offices)

(704) 885-2555
(Registrant's telephone number, including area code)

Commission file number	Exact name of registrant as specified in its charter	IRS Employer Identification No.	State or other jurisdiction of incorporation or organization
1-03560	**Glatfelter Corporation**	**23-0628360**	**Pennsylvania**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which registered
Common Stock, par value $.01 per share	**GLT**	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. ☐ Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Small reporting company ☐ Emerging Growth Company

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑.

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Based on the closing price as of June 30, 2022, the aggregate market value of the Common Stock of the Registrant held by non-affiliates was $252.9 million.

Common Stock outstanding on February 22, 2023 totaled 44,827,249 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held on May 5, 2023 are incorporated by reference into Part III.

GLATFELTER CORPORATION
ANNUAL REPORT ON FORM 10-K
For the Year Ended

December 31, 2022

Table of Contents

PART I

Glatfelter Corporation makes regular filings with the Securities and Exchange Commission ("SEC"), including this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These filings are available, free of charge, on our website, www.glatfelter.com, and the SEC's website at www.sec.gov. We also provide copies of our SEC filings at no charge upon request to Investor Relations at (717) 225-2746, ir@glatfelter.com, or by mail to Investor Relations, 4350 Congress Street, Suite 600, Charlotte, NC 28209. In this filing, unless the context indicates otherwise, the terms "we," "our," "us," "the Company," or "Glatfelter" refer to Glatfelter Corporation and subsidiaries.

The following discussion of our Business sets forth an update of the material developments since our most recent full discussion included in Item 1 – "Business" of our 2021 Annual Report on Form 10-K filed with the SEC on February 25, 2022.

ITEM 1   BUSINESS

Overview Glatfelter is a leading global supplier of engineered materials. Our high-quality, innovative, and customizable solutions are found in tea and single-serve coffee filtration, personal hygiene, as well as in many diverse packaging, home improvement and industrial applications. Our 2022 net sales were $1.5 billion with customers in over 100 countries. Our operations utilize a variety of manufacturing technologies including airlaid, wetlaid, and spunlace with sixteen manufacturing sites located in the United States, Canada, Germany, the United Kingdom, France, Spain, and the Philippines. We have sales offices in all major geographies serving customers under the Glatfelter and Sontara brands.

In 2022, Glatfelter had a transition in leadership by appointing Thomas Fahnemann as the new Chief Executive Officer of the Company. In making the transition, the Board of Directors reaffirmed its view that Glatfelter has the right combination of business segments serving attractive, growth-oriented markets and customers with sustainable product offerings, but has brought in a new CEO to address the challenges impacting Glatfelter's financial performance while charting a new direction to unlock the full value of Glatfelter. As such, we initiated a turnaround strategy in late 2022 that focuses on six key initiatives to drive profitability improvements:

- Portfolio optimization - Includes reviewing our entire asset portfolio and considering the strategic, financial, and operational value of each asset in the near- and long-term. We will focus on areas of our portfolio that have scale, or the potential for scale, a strong market leading position and core competencies in manufacturing technology.

- Margin improvement - This is a fundamental part of the turnaround strategy which includes placing greater focus on profitability rather than simple top-line growth. We will continue to address input costs and will continue to see the benefit of pricing actions throughout the course of 2023.

- Fixed asset reduction - Includes evaluating our fixed costs and taking action to make significant reductions. We anticipate that the savings underway will generate full year run-rate savings in the range of $9 – $10 million by 2024.

- Cash liberation - This initiative is supported by the work on the first three initiatives in our plan. We will focus on paying down debt, decreasing our leverage, and increasing EBITDA. We will continue to make prudent decisions with respect to capital allocation and maintain a disciplined approach to managing our accounts receivables, finished goods inventory and raw material pricing. The Board's decision last year to suspend the dividend frees up approximately $25 million of cash annually.

- Operational effectiveness - We are driving continuous improvements across our operations, identifying areas for process enhancements and waste reduction, and expanding operational best practices across the organization.

- Return Spunlace to profitability - We are executing all the initiatives in our turnaround plan with a heightened sense of urgency of returning our Spunlace segment to profitability.

We manage our business and make investment decisions under a functional operating model with three distinct reporting segments: Airlaid Materials, Composite Fibers and Spunlace. These segments serve growing global customers and markets providing innovative and customizable solutions, ultimately delivering high-quality engineered materials. As a leading global supplier of engineered materials for consumer and industrial applications, we partner with leading consumer product companies and other market leaders to provide innovative solutions delivering outstanding performance to meet market requirements. Over the past several years, we have divested non-strategic assets and made investments to increase production capacity and improve our technical capabilities to ensure we are best positioned to serve the market demands and grow our sales. We are committed to growing with our key markets and will make appropriate investments to support our customers and satisfy market demands.

In 2021, we completed two significant acquisitions to further our business transformation and in alignment with our stated strategy. On May 13, 2021, we completed the acquisition of all the outstanding equity interests of Georgia-Pacific Mt. Holly LLC, Georgia-Pacific's U.S. nonwovens business ("Mount Holly"), for $170.9 million. This business includes the Mount Holly, NC manufacturing facility and an R&D center and pilot line for nonwovens product development in Memphis, TN. The Mount Holly facility produces high-quality airlaid products for the wipes, hygiene, and other nonwoven materials markets, competing in the marketplace with nonwoven technologies and substrates, as well as other materials focused primarily on consumer based end-use applications. The Mount Holly acquisition expanded our footprint and income generation in the U.S. and balanced our sales mix between the Airlaid Materials and Composite Fibers segments.

On October 29, 2021, we completed the acquisition of PMM Holding (Luxembourg) AG, and its wholly-owned subsidiaries ("Jacob Holm"), a global leading manufacturer of premium quality spunlace nonwoven fabrics for critical cleaning, high-performance materials, personal care, hygiene and medical applications, for an enterprise value of approximately $304.0 million, including the extinguishment of debt. We expect the combination to create an expanded portfolio of engineered specialty applications manufactured on spunlace-based production assets with opportunities for long-term growth aligned with post-COVID lifestyle changes. Jacob Holm's results are reported prospectively from the date of acquisition as Spunlace, a newly established reporting segment.

Additional information related to these acquisitions is set forth in Item 8 – Financial Statements and Supplementary Data - Note 3 – "*Acquisitions*."

Segments Consolidated net sales and the relative net sales contribution of each of our segments for the past three years are summarized below (the data includes the results of the recently completed acquisitions prospectively from the closing date):

Dollars in thousands	2022		2021		2020
Net sales	$	1,491,326	$	1,084,694	$	916,498
Operating segment contribution					
Airlaid Materials	40.4 %		43.4 %		42.7 %
Composite Fibers	35.1 %		51.3 %		57.3 %
Spunlace	24.5 %		5.3 %		— %
Total	100.0 %		100.0 %		100.0 %

Net tons sold by each segment for the past three years were as follows:

Metric tons	2022	2021	2020
Airlaid Materials	164,844	148,134	136,661
Composite Fibers	103,092	132,196	134,758
Spunlace	72,725	12,514	—
Total	340,661	292,844	271,419

AIRLAID MATERIALS Airlaid Materials, with 2022 net sales of approximately $601.5 million, is a leading global supplier of highly absorbent and engineered cellulose-based airlaid nonwoven materials, primarily used to manufacture consumer products for growing global end-user markets. Our products are composed of all-natural fluff pulp, which is sustainable by design. The categories served by Airlaid Materials include:

- feminine hygiene and other hygiene products;
- specialty wipes;
- tabletop;
- adult incontinence;
- home care;
- food pads; and
- other consumer and industrial products.

Airlaid Materials' customers are industry leading consumer product companies, as well as private label converters. We believe this business holds a leading position in the majority of the markets it serves. Airlaid Materials has developed long-term customer relationships through superior quality, customer service, and a reputation for quickly bringing product and process innovations to market.

This segment's net sales composition by categories is set forth in Item 8 – Financial Statements and Supplementary Data - Note 8 – "*Revenue.*"

The feminine hygiene category accounted for 39.6% and 44.0% of Airlaid Material's net sales in 2022 and 2021, respectively. Most feminine hygiene sales are to a group of large, leading global consumer products companies. We believe these markets are growth oriented due to population growth in certain geographic regions and changing consumer preferences. In developing regions, demand is also influenced by increases in disposable income and cultural preferences.

Airlaid Materials operates state-of-the-art facilities in Falkenhagen and Steinfurt, Germany, Gatineau, Canada, Fort Smith, Arkansas, and Mount Holly, North Carolina. The segment's five facilities operate with the following combined attributes (in metric tons):

Airlaid Production Capacity (metric tons)	Principal Raw Material ("PRM")	Estimated Annual Quantity of PRM (short tons)
190,000	Fluff pulp	130,000

Key raw materials used in the airlaid production process other than fluff pulp include synthetic fibers, super absorbent polymers, and latex. The cost to produce is influenced by the cost of critical raw materials and energy prices. Airlaid Materials purchases substantially all the electricity and natural gas used in its operations. Approximately 77% of this segment's net sales in 2022 was earned under contracts whose selling price is influenced by pass-through provisions directly related to the cost of certain key raw materials.

Airlaid Materials continues to be a technology and product innovation leader in technically demanding segments of the markets it serves. Its airlaid material production employs multi-bonded, thermal-bonded and hydrogen-bonded airlaid technologies. We believe that its facilities are among the most modern and flexible airlaid facilities in the world, allowing it to produce at industry leading operating rates. Its proprietary single-lane festooning technology provides converting and product packaging capabilities which supports efficiency in the customers converting processes. Airlaid Materials' in-house technical expertise combined with significant capital investment requirements and rigorous customer expectations creates large barriers to entry for new competitors.

The following summarizes Airlaid Materials' key competitors:

Market segment	Competitor
Hygiene and other absorbent products	Fitesa, McAirlaid's, Domtar, Suominen, Karweb Nonwovens, and Gelok International
Wipes	Suominen, Berry Global, Kimberly-Clark, Spuntech Industries, and AS Nonwovens
Tabletop	SharpCell, Duni/Rexcell, Ascutec, Karweb Nonwovens, and Main

The global markets served by Airlaid Materials are characterized by attractive growth opportunities. To take advantage of this, our strategy is focused on:

- maintaining and expanding relationships with customers that are market-leading consumer product companies, as well as companies converting and distributing through private label arrangements;
- capitalizing on our product and process innovation capabilities, including developing plastic-free technologies;
- expanding geographic reach of markets served;
- optimizing the use of existing production capacity; and
- employing continuous improvement methodologies and initiatives to reduce costs, improve efficiencies and create additional capacity.

COMPOSITE FIBERS Our Composite Fibers segment, with 2022 net sales of approximately $523.9 million, processes specialty long fibers, primarily from natural sources such as abaca, and other materials to create premium value-added products in the following categories:

- **Food & beverage** filtration material primarily used for single-serve coffee and tea products;
- **Technical specialties** consists of a diverse line of specialty engineered products used in commercial and industrial applications such as electrical energy storage, home, hygiene, and other highly-engineered fiber-based applications;
- **Wallcover** base materials used by the world's largest wallpaper manufacturers;
- **Composite laminates** decorative laminate solutions used in furniture, and household and commercial flooring, and other applications; and

- **Metallized products** used in labels, packaging liners, gift wrap, and other consumer product applications.

We believe Composite Fibers maintains a market leadership position in the single-serve coffee and tea filtration markets, wallcover base material and many other products it produces. We believe many of the markets served by Composite Fibers present attractive growth opportunities due to evolving consumer preferences, new or emerging geographic markets, new product innovation and increased market share through superior products and quality.

This segment's net sales composition by categories is set forth in Item 8 – Financial Statements and Supplementary Data - Note 8 – "*Revenue.*"

Composite Fibers is comprised of five production facilities (Germany (3), France, and England), a metallizing operation (Wales) and a pulp mill (the Philippines). The combined attributes of the facilities are summarized as follows (in metric tons):

Production Capacity	Principal Raw Material ("PRM")	Estimated Annual Quantity of PRM
147,000 lightweight and other paper	Abaca pulp	14,400
	Wood pulp	86,500
	Synthetic fiber	21,500
11,200 metallized	Base stock	11,000
12,000 abaca pulp	Abaca fiber	23,700

The primary raw materials used in the production of our lightweight materials are softwood pulps, abaca pulp, and other specialty fibers. Securing adequate quantities of abaca pulp and its source material, abaca fiber, are important to support growth in this segment. Abaca pulp, a specialized pulp with limited sources of availability globally, is produced by our Philippine pulp mill, providing a unique advantage to our Composite Fibers segment. As the supply of abaca fiber becomes constrained or when production demands exceed the capacity of the Philippines mill, alternative sources and/or substitute fibers are used to meet customer demands.

In addition to critical raw materials, Composite Fibers' production cost is influenced by the price of electricity and natural gas. In 2022, Composite Fibers purchased approximately 74% of its electricity needs, the cost of which is influenced by the natural gas markets. In addition, the segment generates all the steam used in production by burning natural gas.

In Composite Fibers' markets, competition is product line specific as the necessity for technical expertise and specialized manufacturing equipment limits the number of companies offering multiple product lines. In addition, Composite Fibers' lightweight products are produced using highly specialized inclined wire paper machine technology. The following chart summarizes key competitors by market segment:

Market segment	Competitor
Single serve coffee & tea	Ahlstrom, Delfort, Purico, Miquel y Costas, and Zhejiang Kan
Technical specialties	Nippon Kodoshi (NKK), Zhejiang Kan, Twin Rivers, Suominen, and Miquel y Costas
Wallcovering	Technocell, Neu Kaliss, Kaemmerer, and Ahlstrom
Composite laminates	Mativ, Purico, Miquel y Costas, and Qi Feng
Metallized	AR Metallizing, Torras Papel Novelis, Vaassen, Galileo Nanotech, and Wenzhou Protec Vacuum Metallizing Co.

Our strategy in Composite Fibers is focused on:

- leveraging innovation resources to drive plastic free applications, and new product and new business development;
- optimizing our asset utilization and product portfolio while capitalizing on growing global markets in beverage filtration, electrical storage, and consumer products trends;
- maximize continuous improvement methodologies to increase productivity, reduce costs, and expand capacity; and
- ensuring readily available access to specialized raw material requirements or suitable alternatives to support projected growth.

SPUNLACE Our Spunlace segment, with 2022 net sales of approximately $365.9 million, is a global leading specialty manufacturer of premium quality spunlace nonwovens for critical cleaning, high-performance materials, personal care, surface disinfecting wipes, hygiene, beauty care and medical applications. Spunlace, formed as a result of our Jacob Holm acquisition, is a global manufacturer with state of the art proprietary production technology, conversion capabilities and branded products. Spunlace serves the world's largest brands and focuses on quality, sustainability, and innovation. The categories served by Spunlace include:

- consumer wipes;
- critical cleaning;
- health care;
- feminine hygiene;
- high performance materials; and
- beauty care.

Spunlace's products are used by a wide range of end users. The critical cleaning and high performance product categories are used in applications such as automotive refinishing, aerospace, cleanroom, automotive acoustics, fire blocking and filtration. It has long-standing relationships with its customers who are niche players with highly specialized requirements. Health and beauty care includes medical gowns and drapes, wound care, surgical towels, facial masks and face and body wipes. Customers in the wipes and feminine hygiene category consist of some of the world's largest consumer brands, retailers, and converters.

Spunlace's operates four manufacturing facilities, two of which are located in the United States, and one each in France and Spain. In addition, Spunlace provides converting capabilities transforming semi-finished roll goods into finished products using various converting technologies. Spunlace production facilities have the following combined attributes (in metric tons):

Spunlace Production Capacity	Principal Raw Material ("PRM")	Estimated Annual Quantity of PRM (metric tonnes)
91,000	Synthetic fibers	37,500
	Pulp-based fibers	32,750
	Fluff pulp	17,850
	Base paper	16,350

Key raw materials used in the spunlace production process include natural and synthetic fibers, pulps, and paper stock. The spunlace production process utilized by Spunlace's facilities consumes a significant amount of water to facilitate the formation of fibers into salable product. The cost to produce is influenced by the cost of critical raw materials and energy prices, including electricity and natural gas used in its operations. Approximately 55% of this segment's net sales in 2022 was earned under contracts whose selling price is influenced by pass-through provisions directly related to the price indices of certain key raw materials.

The following summarizes Spunlace's key competitors:

Market segment	Competitor
Critical cleaning and high performance	Kimberly-Clark, Berry Global, Sellars, Suominen, and Norafin
Feminine hygiene, personal care, health and beauty	Sandler, Suominen, BC Nonwovens, Spuntech, Mogul, Dalian Ruiguang Nonwoven Group, and Asahi Kasei

Our strategy in Spunlace is focused on:
- integrating its operations to maximize planned synergies;
- leading the industry transition in sustainability by leveraging our technological advantage;
- being the preferred co-innovator;
- optimizing the use of existing production capacity; and
- delivering operational excellence.

Concentration of Customers In 2022, 2021 and 2020, approximately 15%, 16% and 16%, respectively, of our consolidated net sales were from sales to Procter & Gamble Company, a customer in the Airlaid Materials and Spunlace segments.

Capital Expenditures Our business requires expenditures for equipment enhancements to support growth strategies, research and development initiatives, and for normal upgrades or replacements. Capital expenditures totaled $37.7 million, $30.0 million and $28.1 million in 2022, 2021 and 2020, respectively. Capital expenditures in 2023 are estimated to total between approximately $35 million and $40 million, including $4 to $5 million for Spunlace integration.

Government Regulations We are subject to various federal, state and local laws and regulations intended to protect the environment, as well as human health and safety. These regulations include, among others, limits on air emissions and water use and discharges by our facilities throughout the world. Glatfelter is committed to operating responsibly and addressing the concerns and needs of our stakeholders. At various times, we have incurred costs to comply with these regulations and we could incur additional costs as new regulations are developed or regulatory priorities change.

Human Capital Our business is guided by our Board of Directors and a diverse management team comprised of leaders with extensive business and industry experience. Additional information on our leadership team is set forth within this Form 10-K under the caption "Executive Officers." As of December 31, 2022, we employed approximately 3,250 people worldwide, the substantial majority of whom are skilled personnel responsible for the production and commercialization of our Airlaid Materials, Composite Fibers, and Spunlace products. Our facilities are a continuous flow manufacturing operation with approximately 67.8% of our employees represented by local works councils or trade unions in Europe, the United Kingdom, Canada, and the Philippines.

The daily work of Glatfelter employees is rooted in the Company's longstanding Code of Business Conduct and Core Values of Integrity, Financial Discipline, Mutual Respect, Customer Focus, Environmental Responsibility, and Social Responsibility.

Employee Health and Safety We have a well-established safety management system and ongoing employee well-being programs. The health and safety of our employees have remained a top priority, and we have been diligently taking the necessary measures to protect employees throughout our various facilities. This includes expanded safety, hygiene, and communication protocols as we operate in a post-pandemic environment.

We view health and safety as everyone's responsibility and involve all employees at every level of the organization in our programs. Glatfelter facilities are striving to be "injury free every day" through implementation of our Global Health & Safety Program, regulatory compliance, site-specific safety plans, safety resources and training, ongoing risk assessment and a safety auditing program. We track multiple safety metrics, including total case incident rate ("TCIR"), to encourage and ensure continuous improvement and mitigation of potential safety risks. In recent years, our TCIR has consistently ranked in the top quartile of safety performance in our industry.

Talent Attraction, Retention, and Development Our employees make essential contributions to our success and ability to drive growth and innovation. Even as the organization has undertaken substantial change in recent years, our vision and Core Values remain the center of our steadfast compliant culture. We are always working to enhance our human resources programs by implementing and integrating enterprise-level processes for talent attraction, career development, and training.

Glatfelter supports its team by providing competitive wages, comprehensive benefits, diverse well-being programs, and other benefits to help enhance the lives of our employees. We provide various work arrangements for employees whose jobs are conducive to remote or hybrid structures. We regularly review our employee offerings to ensure we are positioned competitively to attract and retain top-tier talent.

Employee Training Training and professional growth are central to developing our workforce and driving long-term success for our organization. Global training encompasses a variety of programs, from apprenticeships and machine-specific skill development, grant-funded partnerships, Lean Six Sigma principles training, leadership development and compliance training. To ensure we continue to have the necessary resources with skills necessary to support the production of increasingly sophisticated engineered materials, we invest in the development of skills necessary to operate our machinery, including operational apprenticeship programs in many of our global locations.

Diversity, Equity and Inclusion We are a global company that encourages and embraces different cultures and backgrounds. Our employees, including our management team, are diverse – as our facilities hire locally for leadership positions, as well as salaried and production positions at all levels. We strive to create an inclusive culture and provide opportunities for people of all backgrounds to share their unique viewpoints and contribute to our success. The global nature of our business helps drive our inclusive corporate environment, as we regularly collaborate with colleagues who have different backgrounds, ethnicities, and world views.

We are committed to ensuring our Company is a diverse and inclusive place to work, while also strengthening the communities in which we live.

Other Available Information The Corporate Governance page of our website includes our Governance Principles, Code of Business Conduct, and biographies of our Board of Directors and Executive Officers. In addition, the website includes charters of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors. The Corporate Governance page also includes the Code of Business Ethics for the CEO and Senior Financial Officers of Glatfelter, our "whistle-blower" policy and other related material. We satisfy the disclosure requirement for any future amendments to, or waivers from, our Code of Business Conduct or Code of Business Ethics for the CEO and Senior Financial Officers by posting such information on our website. We will provide a copy of these documents, without charge, to any person who requests one by contacting Investor Relations at (717) 225-2746, ir@glatfelter.com or by mail to 4350 Congress Street, Suite 600, Charlotte, NC 28209.

ITEM 1A   RISK FACTORS

Our business and financial performance may be adversely affected by a weak global economic environment or downturns in the target markets that we serve.

Adverse global economic conditions could impact our target markets resulting in decreased demand for our products. Our results could be adversely affected if economic conditions weaken. Also, there may be periods during which demand for our products is insufficient to enable us to operate our production facilities at full capacity and in an economical manner which may force us to take machine downtime to curtail production to match demand.

Approximately 41% of our net sales in 2022 was from shipments to customers in Europe, the demand for which is dependent on economic conditions in this area, or to the extent such customers do business outside of Europe, in other regions of the world. Uncertain economic conditions in this region may cause weakness in demand for our products, as well as volatility in our customers buying patterns.

The cost of raw materials and energy used to manufacture our products could increase or the availability of certain raw materials could become constrained.

We require access to sufficient, and reasonably priced, quantities of pulps, pulp substitutes, abaca fiber, polyester and various synthetic fibers, and certain other raw materials, as well as access to reliable and abundant supplies of water to support many of our production facilities. We require significant quantities of wood pulps and, therefore, the volatility of wood pulp prices can have a significant impact on our results of operations.

Our Philippine production site purchases raw abaca fiber to produce abaca pulp, a key material used to manufacture material for single-serve coffee, tea, and technical specialty products at Composite Fibers' facilities. At certain times, the supply of abaca fiber has been constrained or the quality diminished due to factors such as weather-related damage to the source crop, as well as decisions by landowners to produce alternative crops in lieu of those used to produce abaca fiber. These factors have contributed to volatility in fiber prices or limited available supply.

Airlaid Materials requires access to sufficient quantities of fluff pulp, the supply of which is subject to availability of certain softwoods.

The cost of many of our production materials, including petroleum-based chemicals and freight charges, are influenced by the cost of oil. Natural gas is the principal source of fuel for each of our facilities worldwide and has historically been more volatile than other fuels.

Government rules, regulations and policies have an impact on the cost of certain energy sources, particularly for our European operations. In Europe, we currently benefit from a number of government-sponsored programs related to, among others, green energy or renewable energy initiatives designed to mitigate the cost of electricity to larger industrial consumers of power. Any reduction in the extent of government sponsored incentives may adversely affect the cost ultimately borne by our operations.

Although we have contractual arrangements with certain Airlaid Materials and Spunlace customers pursuant to which our product's selling price is adjusted for changes in the cost of certain raw materials, we may not be able to fully pass increased raw materials or energy costs on to all customers if the market will not bear the higher price or if existing agreements limit price increases. If price adjustments significantly trail increases in raw materials, our operating results could be adversely affected.

We may not realize the growth opportunities and operational synergies that are anticipated from the Jacob Holm acquisition.

The benefits that we expect to result from the Jacob Holm acquisition will depend, in part, on our ability to realize anticipated growth opportunities and anticipated operational synergies. Our success in realizing these growth opportunities and operational synergies, and the timing of this realization, will depend in part on the successful integration of the Jacob Holm business, the price and availability of certain raw materials and energy at reasonable prices, customers willingness to pay for these increases, and the overall competitive landscape.

There is a significant degree of difficulty and management distraction inherent in the process of integrating acquisitions as sizable as the Jacob Holm acquisition. The process of integrating operations could cause an interruption of, or loss of momentum in, our Jacob Holm business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our company, service existing customers, attract new customers, and develop new products or strategies. If senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

We cannot assure you that we will successfully or cost-effectively integrate Jacob Holm's business. The failure to do so could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to integrate Jacob Holm's business successfully, this integration may not result in the realization of the growth opportunities and operational synergies that we expected from this integration, and we cannot guarantee that these benefits will be achieved within the anticipated timeframes or at all.

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the notes.

As of December 31, 2022, we had approximately $312.3 million of secured debt and $532.0 million of unsecured debt. We are able to, and may, incur additional indebtedness in the future, subject to the limitations contained in the agreements governing our indebtedness. Our substantial indebtedness could have important consequences to holders of our indebtedness, including:

- making it more difficult for us to satisfy our obligations with respect to our long-term debt;
- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, and our ability to satisfy our obligations with respect to the notes in the future;
- requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes;
- increasing our vulnerability to general adverse economic and industry conditions;
- exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;
- limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
- placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and
- increasing our cost of borrowing.

Although our borrowing arrangements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If new debt is added to our current debt levels, the related risks that we face would increase, and we may not be able to meet all our debt obligations, including the repayment of the notes.

The conflict between Russia and Ukraine has adversely affected, and may continue to adversely affect, our business, financial condition, and results of operations.

Approximately $40 and $95 million of our net sales in 2022 and 2021, respectively, or 2.7% and 7.3% of our net sales in 2022 and 2021, respectively, were earned from customers located in Russia and Ukraine. The geopolitical conditions resulting from the Russia/Ukraine military conflict, including government-imposed sanctions and the current macroeconomic climate in Russia and Ukraine, have adversely impacted both demand for our products and our ability to deliver products to this region, as well as, limited customers' access to financial resources and their ability to satisfy obligations to us. For example, as a direct result of the military conflict, economic sanctions, and the disruptions in the region's financial systems, we have had a significant reduction in wallcover revenues and cash flows. We expect this reduction to continue for the foreseeable future and most directly impact our facility located in Dresden, Germany that produces wallcover paper, a significant portion of which historically was sold into the Ukraine and Russian markets. Certain wallcover base paper, together with certain filtration products produced by our Composite Fibers segment, are subject to sanction restrictions and currently are unable to be sold into the Russian market. As a result, during the first quarter of 2022, we recorded a $117.3 million non-cash asset impairment charge related to assets of our Dresden facility and an impairment of our Composite Fibers business' goodwill. Moreover, certain customers have not been able to satisfy outstanding accounts receivables and, as such, during 2022, we recognized bad debt expense of approximately $2.9 million directly related to Russian and Ukrainian customers. At December 31, 2022, we had accounts receivable, net of reserves, from customers in this region totaling approximately $0.3 million which we expect to collect in normal course.

In addition, we operate manufacturing sites elsewhere in Europe that have been adversely impacted as a result of the military conflict in Ukraine and related geopolitical events and sanctions. In many instances, these sites depend on the availability of natural gas for use in the production of products. The supply of a substantial portion of the natural gas used may originate from Russia. We expect that shortages or variability in supply along with increases and variability in costs of natural gas will adversely impact our ability to operate these sites in an efficient and cost-effective manner, for the foreseeable future.

The risk of cyber-security incidents and cyber attacks has increased in connection with the ongoing conflict, driven by justifications such as retaliation for the sanctions imposed in conjunction with the conflict. It is possible that such incidents or attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict, into systems unrelated to the conflict, or cyberattacks against U.S. companies in retaliation for U.S. sanctions against Russia or U.S. support of Ukraine, could also adversely affect our operations and our supply chain.

In the event that current geopolitical tensions fail to abate, or deteriorate further, or additional governmental sanctions are enacted against the Russian economy or its banking and monetary systems, we may face additional adverse consequences to our business and results of operations. Even if the conflict moderates or a resolution between Ukraine and Russia is reached, we expect that we will continue to experience ongoing adverse consequences to our business, financial condition, and results of operation resulting from the conflict for the foreseeable future, including and because certain of the economic and other sanctions imposed, or that may be imposed, against Russia may continue for a period of time after any resolution has been reached.

Disruption of our global supply chain could adversely affect our business.

Our ability to manufacture, sell and distribute products is critical to our operations. Our products contain raw materials that we source globally from suppliers. If there is a shortage of a key material in our supply chain, and a replacement cannot be readily sourced from an alternative supplier, the shortage may disrupt our production. Likewise, disruptions in the transportation and delivery of products - both from suppliers to our production facilities, and from our production facilities to our customers - may impact our ability to sell product and deliver goods to our customers on time. In addition, the costs of transporting materials and products through our chain of sourcing and production may increase, and such increases could be significant. The failure of third parties on which we rely, including those third parties who supply our raw materials, packaging, capital equipment and other necessary operating materials, contract manufacturers, commercial transport, distributors, contractors, and external business partners, to meet their obligations to us, or significant disruptions in their ability to do so, may negatively impact our operations. Failure to take adequate steps to mitigate the likelihood or potential impact of such disruptions, or to effectively manage such disruptions if they occur, could adversely affect our business and results of operations, as well as require additional resources to restore our global supply chain. Any of these factors could have a material adverse impact on our results of operations and financial condition.

Foreign currency exchange rate fluctuations could adversely affect our results of operations.

A significant proportion of our net sale and earnings is generated from operations outside of the United States. In addition, we own and operate manufacturing facilities in Canada, Germany, France, Spain, the United Kingdom, and the Philippines. A significant portion of our business is transacted in currencies other than the U.S. dollar including the euro, British pound, Canadian dollar, and Philippine peso, among others. Our euro denominated net sales exceeds euro expenses by an estimated €190 million. With respect to the British pound, Canadian dollar, and Philippine peso, we have greater outflows than inflows of these currencies, although to a lesser degree than the euro. As a result, we are exposed to changes in currency exchange rates and such changes could be significant.

Our ability to maintain our products' price competitiveness is reliant, in part, on the relative strength of the currency in which the product is denominated compared to the currency of the market into which it is sold and the functional currency of our competitors. Changes in the rate of exchange of foreign currencies in relation to the U.S. dollar, and other currencies, may adversely impact our results of operations and our ability to offer products in certain markets at acceptable prices.

In the event of significant currency weakening in the countries into which our products are sold, demand for our products, pricing of our products, or a customer's ability to satisfy obligations to us, could be adversely impacted.

Our industry is highly competitive and increased competition could reduce our sales and profitability.

The global markets in which we compete are served by a variety of competitors and a variety of substrates. As a result, our ability to compete is sensitive to, and may be adversely impacted by:

- the entry of new competitors into the markets we serve;
- the aggressiveness of our competitors' pricing strategies, which could force us to decrease prices in order to maintain market share;
- our failure to anticipate and respond to changing customer preferences; and
- technological advances or changes that impact production or cost competitiveness of our products.

The impact of any significant changes may result in our inability to effectively compete in the markets in which we operate, and as a result our sales and operating results would be adversely affected.

We may not be able to develop new products acceptable to our existing or potential customers.

Our business strategy is market focused and includes investments in developing new products to meet the changing needs of our customers, serve new customers and to maintain our market share. Our success will depend, in part, on our ability to develop and introduce new and enhanced products that keep pace with introductions by our competitors and changing customer preferences. If we fail to anticipate or respond adequately to these factors, we may lose opportunities for business with both current and potential customers. The success of our new product offerings will depend on several factors, including our ability to:

- anticipate and properly identify our customers' needs and industry trends;
- develop and commercialize new products and applications in a timely manner;
- price our products competitively;
- differentiate our products from our competitors' products; and
- invest efficiently in research and development activities.

Our inability to develop new products or new business opportunities could adversely impact our business and ultimately harm our profitability.

We are subject to substantial costs and potential liability for environmental matters.

We are subject to various environmental laws and regulations that govern our operations, including discharges into the environment, and the handling and disposal of hazardous substances and wastes. We are also subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances. To comply with environmental laws and regulations, we have incurred, and will continue to incur, substantial expenditures.

We may incur obligations to remove or mitigate any adverse effects on the environment, such as air and water quality, resulting from mills we operate or have operated. Potential obligations include costs for government oversight of the remediation activities, the restoration of natural resources, and/or personal injury and property damages.

We generate a substantial portion of Airlaid Materials' and Spunlace's net sales from a few large customers, the loss of any one could have a material adverse effect on our results of operations.

The top three customers in each segment, in the aggregate, accounted for approximately 53% of Airlaid Materials' and approximately 39% of Spunlace's net sales in 2022. Furthermore, Airlaid Materials and Spunlace derive approximately 40% and 6%, respectively, of their annual net sales from sales to the feminine hygiene market. The loss of any one of these large customers or a decline in sales of hygiene products could have a material adverse effect on these segments' operating results. Our ability to effectively compete could be affected by technological production alternatives which could provide substitute products into this market segment. Customers in the airlaid and spunlace nonwoven fabric material market, including the hygiene market, may also switch to less expensive products, change preferences or otherwise reduce demand for our products, thus reducing the size of the markets in which the segments currently sell their products. Any of the foregoing could have a material adverse effect on our financial performance and business prospects.

Our operations may be impaired, and we may be exposed to potential losses and liability as a result of natural disasters, acts of terrorism or sabotage or similar events.

If we have a catastrophic loss or unforeseen operational disruption at any of our facilities, we could suffer significant lost production which could impair our ability to satisfy customer demands.

Natural disasters, such as earthquakes, hurricanes, typhoons, flooding or fire, and acts of terrorism or sabotage affecting our operating activities and major facilities could materially and adversely affect our operations, operating results and financial condition.

In addition, many of our operations require a reliable and abundant supply of water. Such sites rely on local bodies of water or water sources for their production needs and, therefore, are particularly sensitive to drought conditions or other natural or man-made interruptions to water supplies. Any interruption or curtailment of operations at any of our production facilities due to drought or low flow conditions at the principal water source or another cause could materially and adversely affect our operating results and financial condition.

Our pulp facility in Lanao del Norte on the Island of Mindanao in the Republic of the Philippines is located along the Pacific Rim, one of the world's hazard belts. By virtue of its geographic location, this site is subject to similar types of natural disasters discussed above, cyclones, typhoons, and volcanic activity. Moreover, the area of Lanao del Norte has been a target of suspected terrorist activities. Our pulp mill in Mindanao is located in a rural portion of the island and is susceptible to attacks and/or power interruptions. The Mindanao site supplies the abaca pulp used by Composite Fibers to manufacture paper for single serve coffee and tea products and certain technical specialties products. Any interruption, loss, or extended curtailment of operations at our Mindanao site could affect our ability to meet customer demands for our products and materially affect our operating results and financial condition.

We have operations in a potentially politically and economically unstable location.

Our pulp facility in the Philippines is located in a region that is unstable and subject to political unrest. As discussed above, our Philippine pulp facility produces abaca pulp, a significant raw material used by Composite Fibers and is currently our main source of abaca pulp. There are limited suitable alternative sources of readily available abaca pulp in the world. In the event of a disruption in supply from our Philippine site, there is no guarantee that we could obtain adequate amounts of abaca pulp, if at all, from alternative sources at a reasonable price. Further, there is no assurance the performance of such alternative materials will satisfy customer performance requirements. As a consequence, any civil disturbance, unrest, political instability, or other event that causes a disruption in supply could limit the availability of abaca pulp and would increase our cost of obtaining abaca pulp. Such occurrences could adversely impact our sales volumes, net sales, and operating results.

Our international operations pose certain risks that may adversely impact sales and earnings.

We have significant operations and assets located in Canada, Germany, France, Spain, the United Kingdom, and the Philippines. Our international sales and operations are subject to a number of unique risks, in addition to the risks in our domestic sales and operations, including, but not limited to, economic and trade disruptions resulting from geopolitical developments, differing protections of intellectual property, trade barriers, labor unrest, exchange controls, regional economic uncertainty, differing (and possibly more stringent) labor regulation, risk of governmental expropriation, domestic and foreign customs and tariffs, differing regulatory environments, difficulty in managing widespread operations and political instability. These factors may adversely affect our future profits. Also, in some foreign jurisdictions, we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. Any such limitations would restrict our flexibility in using funds generated in those jurisdictions.

We are subject to cyber-security risks related to unauthorized or malicious access to sensitive customer, vendor, company, or employee information, as well as to the technology that supports our operations and other business processes.

Our business operations rely upon secure systems for site operations, and data capture, processing, storage, and reporting. Although we maintain appropriate data security and controls, our information technology systems, and those of our third-party providers, could become subject to cyberattacks. Systems such as ours are inherently exposed to cyber-security risks and potential attacks. The result of such attacks could result in a breach of data security and controls. Such a breach of our network, systems, applications or data could result in operational disruptions or damage or information misappropriation including, but not limited to, interruption to systems availability, denial of access to and misuse of applications required by our customers to conduct business with us, denial of access to the applications we use to plan our operations, procure materials, manufacture and ship products and account for orders, theft of intellectual know-how and trade secrets, and inappropriate disclosure of confidential company, employee, customer or vendor information, could stem from such incidents.

Any of these operational disruptions and/or misappropriation of information could adversely affect our results of operations, create negative publicity, and could have a material effect on our business.

We operate in and are subject to taxation from numerous U.S. and foreign jurisdictions.

The multinational nature of our business subjects us to taxation in the U.S. and numerous foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions are subject to significant change. Our effective tax rates could be affected by changes in tax laws or their interpretation, changes in the mix of earnings in jurisdictions with differing statutory tax rates, and changes in the valuation of deferred tax assets and liabilities. Also, many jurisdictions continue to adopt tax policies in response to the Organization for Economic Co-operation and Development's ("OECD") anti-Base Erosion and Profit Shifting ("BEPS") project. For example, in July of 2021, 130 countries agreed in principle to a framework of international taxation proposed by the OECD that would change the rules of how profit is allocated among countries and impose a global minimum tax rate. These and other developments could significantly negatively impact the Company's overall tax expense, results of operations, and future cash flows.

In the event any of the above risk factors impact our business in a material way or in combination during the same period, we may be unable to generate enough cash flow to simultaneously fund our operations, finance capital expenditures, satisfy obligations, and make dividend payments on our common stock.

In addition to debt service obligations, our business requires expenditures to support growth strategies, research and development initiatives, and for normal upgrades or replacements. We expect to meet all our near and long-term cash needs from a combination of operating cash flow, cash and cash equivalents, availability under our credit facility or other long-term debt. If we are unable to generate enough cash flow from these sources, we could be unable to fund our operations, finance capital expenditures, satisfy our near and long-term cash needs or make dividend payments.

ITEM 1B   UNRESOLVED STAFF COMMENTS

None.

ITEM 2   PROPERTIES

We own substantially all the land and buildings comprising our manufacturing facilities located in Arkansas; Canada; the United Kingdom; Germany; France; Spain and the Philippines; as well as substantially all of the equipment used in our manufacturing and related operations. Certain of our operations are under lease arrangements, including our metallized paper production facility located in Caerphilly, Wales, land at our Mount Holly site, office and various warehouse space in the United States, Canada, Europe, Russia, China and our corporate offices in Charlotte, NC. All our properties, other than those that are leased, are free from any material liens or encumbrances. We consider all our buildings to be in good structural condition and well maintained and our properties to be suitable and adequate for present operations.

ITEM 3   LEGAL PROCEEDINGS

We are involved in various lawsuits that we consider to be ordinary and incidental to our business. The ultimate outcome of these lawsuits cannot be predicted with certainty; however, we do not expect such lawsuits, individually or in the aggregate, will have a material adverse effect on our consolidated financial position, liquidity, or results of operations.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers and other senior management members of February 27, 2023.

Name	Age	Office with the Company
Thomas M. Fahnemann	61	President & Chief Executive Officer
Christopher W. Astley	50	Senior Vice President, Chief Commercial Officer
Eileen L. Beck	60	Senior Vice President, Global Human Resources & Administration
Wolfgang Laures	53	Senior Vice President, Integrated Global Supply Chain & Information Technology
Ramesh Shettigar	47	Senior Vice President, Chief Financial Officer & Treasurer
David C. Elder	54	Vice President, Finance & Chief Accounting Officer
Jill L. Urey	56	Vice President, Chief Legal & Compliance Officer & Corporate Secretary

Thomas M. Fahnemann became President and Chief Executive Officer effective August 25, 2022. Since October 2017, he has served as Non-Executive Director, Member of the Board and Chairman of the Audit Committee for AustroCel Hallein, GmbH, in Amsterdam, the Netherlands. From 2010 to 2017, Mr. Fahnemann served as CEO and Chairman of the Management Board of Semperit Holding AG in Vienna, Austria.

Christopher W. Astley was named Senior Vice President, Chief Commercial Officer in September 2019. Previously he was Senior Vice President & Business Unit President, Airlaid Materials a position he held since January 2015. He joined us in August 2010 as Vice President, Corporate Strategy and was promoted to Senior Vice President in February 2014. Prior to joining us, he was an entrepreneur leading a privately held business from 2004 until 2010. Prior to that, Mr. Astley held positions with Accenture, a global management consulting firm, and The Coca-Cola Company.

Eileen L. Beck was promoted to Senior Vice President, Global Human Resources & Administration in February 2023. She joined us in 2012 as Director, Global Compensation and Benefits, was promoted to Vice President in September 2015, and promoted to Vice President Human Resources & Administration in April 2017. Ms. Beck previously held various Human Resources roles at Armstrong World Industries.

Wolfgang Laures is our Senior Vice President, Integrated Global Supply Chain and Information Technology. He joined us in September 2019 with responsibility for our global supply chain and in July 2020 assumed additional leadership of Information Technology for Glatfelter. Prior to joining us, Mr. Laures served as Executive Vice President, Global Supply Chain and Digital Transformation from 2014 to 2019 for Perstorp Group, a private equity-owned specialty chemicals innovator. Prior to joining Perstorp, he held supply chain and operations-related roles at Avery Dennison, McKinsey & Company and Procter & Gamble.

Ramesh Shettigar was promoted to Senior Vice President, Chief Financial Officer and Treasurer in May 2022. He joined us in July 2014 as Vice President and Treasurer and was promoted to Vice President, ESG, Investor Relations and Corporate Treasurer in September 2021. Prior to joining Glatfelter, Mr. Shettigar was Director of Treasury at Quest Diagnostics with responsibility for a broad range of corporate finance activities including cash management, global liquidity, FX, debt/equity financing and capital planning. Mr. Shettigar has also held treasury and related positions with Praxair Inc, Delphi Corporation an McDermott International.

David C. Elder was named Vice President, Finance in December 2011 and serves as our Chief Accounting Officer. Prior to his promotion, he was our Vice President, Corporate Controller, a position held since joining Glatfelter in January 2006. Mr. Elder was previously Corporate Controller for YORK International Corporation.

Jill L. Urey, Vice President, Chief Legal & Compliance Officer and Corporate Secretary, was promoted to this position in July 2019 and has led our legal function since December 2018. She joined Glatfelter in January 2013 as Assistant General Counsel and assumed the additional role of Chief Compliance Officer in the beginning of 2016. Prior to joining us, Ms. Urey was Corporate Counsel and later Interim General Counsel for Graham Packaging Company from 2007 to 2012.

ITEM 4 *MINE SAFETY DISCLOSURES*

Not Applicable

PART II

ITEM 5   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on the New York Stock Exchange under the symbol "GLT"

Our Board of Directors declared quarterly cash dividends of $0.14 per common share for the first two quarters of 2022. In the third quarter of 2022, the Board of Directors suspended the quarterly cash dividend as part of our focused efforts to optimize the operational and financial results of the business. For 2021, our Board of Directors declared quarterly cash dividends of $0.135 per common share in the first quarter of 2021 and $0.14 per common share beginning with the second quarter and the following quarters of 2021.

As of February 20, 2023, we had 855 shareholders of record.

STOCK PERFORMANCE GRAPH

The following stock performance graph compares the cumulative 5-year total return of our common stock with the cumulative total returns of both a broad market index and a peer group. We compare our stock performance to the S&P Small Cap 600 index and to the S&P Small Cap 600 Materials index.

We previously charted our stock compared to the S&P Small Cap 600 Paper Products index; however in 2022, we changed the comparison to the S&P Small Cap 600 Materials index which we believe we more closely align with given the diverse product portfolio of engineered materials products we produce. The following graph assumes $100 was invested in our common stock and in each index (including reinvestment of dividends) on December 31, 2017 and charts the performance through December 31, 2022.



ITEM 6   *[RESERVED]*

14

ITEM 7   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this annual report. Our discussion and analysis of 2022 compared to 2021 is included herein. For discussion and analysis of 2021 compared to 2020, please refer to Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the United States Securities and Exchange Commission on February 25, 2022 and is incorporated herein by reference.

Forward-Looking Statements This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding industry prospects and future consolidated financial position or results of operations, made in this Report on Form 10-K are forward looking. We use words such as "anticipates", "believes", "expects", "future", "intends" and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from such expectations. The following discussion includes forward-looking statements regarding expectations of, among others, environmental costs, capital expenditures and liquidity, all of which are inherently difficult to predict. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Accordingly, we identify the following important factors, among others, which could cause our results to differ from any results that might be projected, forecasted or estimated in any such forward-looking statements:

   i.   risks related to the military conflict between Russia and Ukraine and its impact on our production, sales, supply chain, cost of energy, and availability of energy due to natural gas supply issues into Europe from the Nord Stream 1 pipeline;

   ii.   risks associated with the impact of the COVID-19 pandemic, including global and regional economic conditions, changes in demand for our products, interruptions in our global supply chain, ability to continue production by our facilities, credit conditions of our customers or suppliers, or potential legal actions that could arise due to our operations during the pandemic;

   iii. disruptions of our global supply chain, including the availability of key raw materials and transportation for the delivery of critical inputs and of products to customers, and the increase in the costs of transporting materials and products;

   iv. risks associated with our ability to increase selling prices quickly or sufficiently enough to recover rapid cost inflation in our raw materials, energy, freight and other costs, and the potential reduction or loss of sales due to price increases;

   v.   variations in demand for our products, including the impact of unplanned market-related downtime, variations in product pricing, or product substitution;

   vi. the impact of competition, changes in industry production capacity, including the construction of new facilities or new machines, the closing of facilities and incremental changes due to capital expenditures or productivity increases;

   vii. risks associated with our international operations, including local economic and political environments and fluctuations in currency exchange rates;

   viii. our ability to develop new, high value-added products;

   ix. changes in the price or availability of raw materials we use, particularly woodpulp, pulp substitutes, synthetic pulp, other specialty fibers and abaca fiber;

   x.   changes in energy-related prices and commodity raw materials with an energy component;

   xi. the impact of unplanned production interruption at our facilities or at any of our key suppliers;

   xii. disruptions in production and/or increased costs due to labor disputes;

   xiii. the gain or loss of significant customers and/or on-going viability of such customers;

   xiv. the impact of war and terrorism;

   xv. the impact of unfavorable outcomes of audits by various state, federal or international tax authorities or changes in pre-tax income and its impact on the valuation of deferred taxes;

   xvi. enactment of adverse state, federal or foreign tax or other legislation or changes in government legislation, policy or regulation; and

   xvii. our ability to finance, consummate and integrate acquisitions, including our acquisitions of Mount Holly and Jacob Holm.

Introduction We manufacture a wide array of engineered materials and manage our company along three operating segments:

- *Airlaid Materials* with sales of airlaid nonwoven fabric-like materials used in feminine hygiene products, adult incontinence products, tabletop, specialty wipes, home care products and other airlaid applications;
- *Composite Fibers* with sales of single-serve tea and coffee filtration papers, wallcovering base materials, composite laminate papers, technical specialties including substrates for electrical applications, and metallized products; and
- *Spunlace* with sales of premium quality spunlace nonwovens for critical cleaning, high-performance materials, personal care, hygiene and medical applications.

COVID-19 Pandemic On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic as the virus spread throughout the world. The COVID-19 pandemic and the actions undertaken throughout the world, in an attempt to contain the virus, have had an unprecedented and significant impact on global economies in terms of reduced GDP, inflation, volatile energy prices, disruptions in global supply chains, increased unemployment, and insolvencies in a variety of industries and markets. As a result, we have experienced and may continue to experience weaker or volatile demand for certain of our products due to the effects of the pandemic. Shortly after the pandemic began and through the first several months of 2021, our financial performance and results of operations were adversely impacted by the pandemic, particularly by weaker demand for tabletop products used by restaurants, catering and similar venues, all of which were impacted by "lockdowns" throughout many regions of the world. However, demand has improved as restaurants around the world have reopened. The majority of our other product portfolios are considered to be "essential or life-sustaining" and we continued to produce products used in the global response effort to the pandemic. We believe demand for certain of our products, such as Composite Fibers' food and beverage filtration products and Airlaid Materials' personal hygiene and wipes, will remain stable. The following discussion and analysis primarily focus on the financial results of operations and financial condition of our continuing operations.

Acquisition As discussed in Item 8 - Financial Statements and Supplementary Data, Note 3 "Acquisitions," we completed our acquisitions of Georgia-Pacific's U.S. nonwovens business ("Mount Holly") on May 13, 2021 for $170.9 million and the acquisition of all outstanding equity of PMM Holdings (Luxembourg) AG ("Jacob Holm") on October 29, 2021 for $304.0 million. Refer to Note 3 - *"Acquisitions"* for additional information about these transactions.

RESULTS OF OPERATIONS

2022 versus 2021

Overview For the year ended December 31, 2022, we reported a loss from continuing operations of $194.1 million, or loss of $4.33 per share compared with income of $6.7 million and $0.15 per share in 2021. The following table sets forth summarized GAAP-based consolidated results of operations:

		Year ended December 31,	
In thousands, except per share		**2022**	2021
Net sales	$	**1,491,326** $	1,084,694
Gross profit		**148,802**	144,795
Operating income (loss)		**(163,951)**	28,614
Continuing operations:			
Income		**(194,117)**	6,721
Earnings per share		**(4.33)**	0.15
Discontinued operations:			
Income (expense)		**(91)**	216
Earnings per share		**—**	—
Net income (loss)		**(194,208)**	6,937
Earnings per share	$	**(4.33)** $	0.15

We used $40.8 million of cash for operating activities in 2022 compared with a cash inflow of $71.0 million a year ago. During 2022 and 2021, capital expenditures totaled $37.7 and $30.0 million, respectively. Refer to *Liquidity and Capital Resources* for additional discussion of our sources and uses of cash.

The reported results are in accordance with generally accepted accounting principles in the United States ("GAAP") and reflect a number of significant actions we undertook, including strategic initiatives, corporate headquarters relocation, cost optimization and the restructuring and consolidation of our metallized business, among others. Excluding these items from reported results, adjusted loss, a non-GAAP measure, was $19.0 million, or $0.42 loss per share for 2022, compared with adjusted earnings of $27.6 million, or $0.61 per diluted share, a year ago. The weaker financial performance largely reflects the adverse impact of significantly higher raw material and energy prices which were only partially offset by higher selling prices. Operating income for our Airlaid Materials segment was $12.6 million higher in 2022 compared with 2021 and Composite Fibers' was $20.5 million lower. Spunlace, our new segment created in connection with the Jacob Holm acquisition, lost $9.3 million for the year compared to a loss of $1.3 for the two months included in 2021 post acquisition. In addition to the results reported in accordance with GAAP, we evaluate our performance using adjusted earnings and adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization and stock-based compensation ("Adjusted EBITDA"). We disclose this information to allow investors to evaluate our performance exclusive of certain items that impact the comparability of results from period to period and we believe it is helpful in understanding underlying operating trends and cash flow generation.

Adjusted earnings consists of net income determined in accordance with GAAP adjusted to exclude the impact of the following:

Goodwill and Other Asset Impairment Charges. This adjustment represents non-cash charges recorded to reduce the carrying amount of certain long-lived assets of our OberSchmitten, Germany facility and goodwill of our Composite Fibers reporting segment.

Turnaround strategy costs. This adjustment reflects costs incurred in connection with the Company's turnaround strategy initiated in 2022 under its new chief executive officer to drive operational and financial improvement. These costs are primarily related to professional services fees and employee separation costs.

Russia/Ukraine conflict charges. This adjustment represents a non-cash charge recorded to reduce the carrying amount of accounts receivable and inventory directly related to the Russia/Ukraine military conflict.

Strategic initiatives. These adjustments primarily reflect professional and legal fees incurred directly related to evaluating and executing certain strategic initiatives including costs associated with acquisitions, related integrations, and charges incurred to step-up acquired inventory to fair-value.

CEO transition costs. This adjustment reflects the net costs associated with the transition from our former CEO to our current CEO, including cash severance costs, forfeitures of stock-based compensation awards, and certain professional and legal fees incurred directly related to the transition.

Corporate headquarters relocation. These adjustments reflect costs incurred in connection with the strategic relocation of the Company's corporate headquarters to Charlotte, NC. The costs are primarily related to employee relocation costs and exit costs at the former corporate headquarters.

Cost optimization actions. These adjustments reflect charges incurred in connection with initiatives to optimize the cost structure of the Company, improve efficiencies or other objectives. Such actions may include asset rationalization, headcount reductions or similar actions. These adjustments, which have occurred at various times in the past, are irregular in timing and relate to specific identified programs to reduce or optimize the cost structure of a particular operating segment or the corporate function.

COVID-19 ERC recovery. This adjustment reflects the benefit recognized from employee retention credits claimed under the Coronavirus Aid, Relief, and Economic Security Act ("CARES") Act and the Taxpayer Certainty and Disaster Tax Relief Act of 2020 and professional services fees directly associated with claiming this benefit.

Timberland sales and related costs. These adjustments exclude gains from the sales of timberlands as these items are not considered to be part of our core business, ongoing results of operations or cash flows. These adjustments are irregular in timing and amount and may benefit our operating results.

Discontinued Operations. In connection with the sale of the Specialty Papers business, its results of operations, including the loss recorded in 2018 connection with the sale, are reported as discontinued operations for all periods presented. This adjustment reflects the net results of this discontinued operation.

Other tax adjustments. For 2022, reflects the tax effect of applying certain provisions of the CARES Act of 2020. For 2021, reflects the tax impact related to the reversal of permanent reinvestment assertion for certain foreign jurisdictions and a foreign tax benefit related to the establishment of a center of excellence.

These adjustments are each unique and not considered to be on-going in nature. The transactions are irregular in timing and amount and may significantly impact our operating performance. As such, these items may not be indicative of our past or future performance and therefore are excluded for comparability purposes.

Adjusted earnings and adjusted EBITDA are considered measures not calculated in accordance with GAAP, and therefore are non-GAAP measures. The non-GAAP financial information should not be considered in isolation from, or as a substitute for, measures of financial performance prepared in accordance with GAAP. The following table sets forth the reconciliation of net income to adjusted earnings for the periods presented:

Adjusted Earnings

	Year ended December 31,			
	2022		2021	
In thousands, except per share	**Amount**	**EPS**	Amount	EPS
Net income (loss)	$ (194,208)	$ (4.33)	$ 6,937	$ 0.15
Exclude: Loss (Income) from discontinued operations, net of tax	91	—	(216)	—
Income from continuing operations	(194,117)	(4.33)	6,721	0.15
Adjustments *(pre-tax):*				
Goodwill and other asset impairment charges [1]	190,556		—	
Turnaround strategy costs [2]	8,038		—	
Russia/Ukraine conflict charges [3]	3,207		—	
Strategic initiatives [4]	5,625		30,928	
CEO transition costs [5]	1,728		—	
Corporate headquarters relocation	351		585	
Cost optimization actions [6]	941		885	
COVID-19 ERC recovery [7]	(7,344)		—	
Timberland sales and related costs	(2,962)		(5,239)	
Total adjustments *(pre-tax)*	200,140		27,159	
Income taxes [8]	(25,486)		415	
Other tax adjustments [9]	428		(6,696)	
Total after-tax adjustments	175,082	3.91	20,878	0.46
Adjusted earnings from continuing operations	$ (19,035)	$ (0.42)	$ 27,599	$ 0.61

(1) Reflects goodwill impairment charge of $119.0 million and other asset impairment charges of $71.6 million.
(2) Reflects professional services fees (primarily consulting) of $4.7 million and employee separation costs of $3.3 million.
(3) Reflects accounts receivable reserves of $2.9 million and inventory reserves of $0.3 million.
(4) For 2022, reflects primarily professional services fees related to acquisitions (including transaction advisory, legal and other consultant costs) of $4.3 million, employee separation and other costs of $1.1 million, and other costs directly related to the acquisitions of $0.2 million. For 2021, reflects professional services fees related to acquisitions (including transaction advisory, legal, audit and valuation specialists) of $22.4 million, employee separation and other costs of $0.8 million, inventory valuation step-up costs of $6.1 million and other costs of $1.6 million, all of which are directly related to acquisitions.
(5) Primarily reflects cash severance and transition related costs of $4.8 million partially offset by a $3.1 million non-cash benefit related to the forfeiture of stock-based compensation awards. We expect to recognize an additional non-cash charge in Q1 2023 related to settlement accounting when we settle a portion of the former CEO's non-qualified pension obligation under the terms of the pension plan.
(6) Primarily reflects employee separation costs of $0.4 million, equipment write-down of $0.4 million and other costs of $0.1 million directly associated with closure of synthetic fiber production facility in the U.K.
(7) Reflects the benefit recognized from employee retention credits claimed under the CARES Act of 2020 and the subsequent related amendments, partially offset by professional services fees directly related to claiming this benefit.
(8) Tax effect on adjustments calculated based on the incremental effective tax rate of the jurisdiction in which each adjustment originated. For items originating in the U.S., no tax effect is recognized due to the previously established valuation allowance on the net deferred tax assets.
(9) For 2022, reflects the tax effect of applying certain provisions of the CARES Act of 2020. For 2021, reflects the tax impact related to the reversal of permanent reinvestment assertion for certain foreign jurisdictions and a foreign tax benefit related to the establishment of a center of excellence.

Adjusted EBITDA			Year ended December 31,	
In thousands			**2022**	2021
Net Income (loss)	$		**(194,208)**	$ 6,937
Exclude: Loss (income) from discontinued operations, net of tax			**91**	(216)
Add back: Taxes on continuing operations			**(10,275)**	6,956
Depreciation and amortization			**66,724**	61,421
Interest expense, net			**32,799**	12,280
EBITDA			**(104,869)**	87,378
Adjustments:				
Goodwill and other asset impairment charges			**190,556**	—
Turnaround strategy costs			**8,038**	—
Russia/Ukraine conflict charges			**3,207**	—
Strategic initiatives			**5,625**	30,928
CEO transition costs, excluding forfeiture of share-based compensation			**4,831**	—
Share-based compensation			**831**	5,063
Corporate headquarters relocation			**351**	585
Cost optimization actions, excluding accelerated depreciation			**589**	885
COVID-19 ERC recovery			**(7,344)**	—
Timberland sales and related costs			**(2,962)**	(5,239)
Adjusted EBITDA	$		**98,853**	$ 119,600

EBITDA is a measure used by management to assess our operating performance and is calculated using income (loss) from continuing operations and excludes interest expense, interest income, income taxes and depreciation and amortization. Adjusted EBITDA is calculated using EBITDA and further excludes certain items management considers to be unrelated to the company's core operations. The adjustments include, among others, the costs of strategic initiatives, turnaround strategy costs, CEO transition costs, certain cost optimization and restructuring activities, certain COVID-19 ERC recovery, corporate headquarters relocation expenses, asset impairment charge, and share-based compensation expense, as well as the elimination of gains from sales of timberlands. Adjusted EBITDA is a performance measure that excludes costs that we do not consider to be indicative of our ongoing operating performance.

Segment Financial Performance

In thousands, except tons		Year ended December 31,		
		2022		2021
Net Sales by Segment				
Airlaid Material	$	**601,514**	$	470,250
Composite Fibers		**523,863**		556,807
Spunlace		**365,949**		57,637
Total	$	**1,491,326**	$	1,084,694
Operating income (loss) by Segment				
Airlaid Material	$	**54,809**	$	42,244
Composite Fibers		**16,923**		37,422
Spunlace		**(9,289)**		(1,338)
Other and unallocated		**(226,394)**		(49,714)
Total	$	**(163,951)**	$	28,614
Depreciation and amortization				
Airlaid Material	$	**30,114**	$	28,101
Composite Fibers		**19,632**		27,690
Spunlace		**11,850**		1,693
Other and unallocated		**5,128**		3,937
Total	$	**66,724**	$	61,421
Capital expenditures				
Airlaid Material	$	**9,691**	$	8,431
Composite Fibers		**15,730**		11,912
Spunlace		**6,689**		3,810
Other and unallocated		**5,630**		5,884
Total	$	**37,740**	$	30,037
Tons shipped (metric)				
Airlaid Material		**164,844**		148,134
Composite Fibers		**103,092**		132,196
Spunlace		**72,725**		12,514
Total		**340,661**		292,844
Plant, equipment and timberlands, net				
Airlaid Material	$	**347,142**	$	371,324
Composite Fibers		**145,959**		202,445
Spunlace		**159,648**		161,478
Other and unallocated		**23,062**		23,565
Total	$	**675,811**	$	758,812

Segments Results of individual operating segments are presented based on our management accounting practices and management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to accounting principles generally accepted in the United States of America; therefore, the financial results of individual segments are not necessarily comparable with similar information for any other company. The management accounting process uses assumptions and allocations to measure performance of the segments. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. The costs incurred by support areas not directly aligned with the operating segment are allocated primarily based on an estimated utilization of support area services or are included in "Other and Unallocated" in the table above.

Management evaluates results of operations of the segments before certain corporate level costs and the effects of certain gains or losses not considered to be related to the core business operations. Management believes that this is a more meaningful representation of the operating performance of its core businesses, the profitability of operating segments, and the extent of cash flow generated from these core operations. Such amounts are presented under the caption "Other and Unallocated." In the evaluation of operating segment results, management does not use any measures of total assets. This presentation is aligned with the management and operating structure of our company. It is also on this basis that the Company's performance is evaluated internally and by the Company's Board of Directors.

Sales and Costs of Products Sold

		Year ended December 31			
In thousands		**2022**		2021	Change
Net sales	$	**1,491,326**	$	1,084,694	$ 406,632
Costs of products sold		**1,342,524**		939,899	402,625
Gross profit	$	**148,802**	$	144,795	$ 4,007
Gross profit as a percent of Net sales		**10.0 %**		13.3 %	

The following table sets forth the contribution to consolidated net sales by each segment:

	Year ended December 31	
Percent of Total	**2022**	2021
Segment		
Airlaid Materials	**40.3 %**	43.4 %
Composite Fibers	**35.1**	51.3
Spunlace	**24.6**	5.3
Total	**100.0 %**	100.0 %

Net sales on a consolidated basis totaled $1,491.3 million and $1,084.7 million in 2022 and 2021, respectively. The $406.6 million increase was primarily driven by including a full year of net sales for Mount Holly and Jacob Holm, both of which were acquired in 2021, and higher selling prices and surcharges to recover higher input cost inflation.

Airlaid Materials' net sales increased $131.3 million or 27.9%, in the comparison of 2022 to 2021, mainly driven by higher selling prices from cost-pass-through arrangements with customers and pricing actions to recover significant inflation in raw materials and energy. Shipments increased 11.3% driven by higher shipments in all market categories except for home care. Currency translation was $36.1 million unfavorable.

Airlaid Materials' 2022 operating income of $54.8 million was $12.6 million higher than 2021. Higher shipments and product mix positively impacted results by $11.7 million. Selling price increases of $82.5 million fully offset the higher raw material prices and energy inflation costs of $79.3. In 2022, primary raw material input costs increased $66.2 million, or 26% and energy costs increased $13.1 million, or 58%, compared to 2021. The increase in primary raw material input costs was approximately in-line with broader market indices, however, energy costs, in general, increased less than broader market indices due to our entering into certain forward purchases which partially mitigated the impact of rising energy costs. We expect prices for both energy and raw materials to remain elevated for the foreseeable future. As of December 31, 2022, Airlaid Materials had approximately 77% of its net sales with contracts with pass-through provisions. Operations were favorable $2.9 million driven by higher production, which offset other general inflationary pressures. The impact of currency and related hedging negatively impacted earnings by $5.2 million. The primary drivers are summarized in the following chart (presented in millions):



	$11.7					
$82.5						
			$2.9		$54.8	
$42.2		$(79.3)		$(5.2)		

| 2021 Operating Income | Selling Price | Volume & Mix | RM & Energy Inflation | Operations & Other | FX | 2022 Operating Income |

Composite Fibers' net sales decreased $32.9 million or 5.9% in 2022 compared to 2021. The decline in net sales is primarily driven by a 22.0% decline in shipments. In particular, wallcover shipments declined 45.1% due to lower shipments to customers in Russia and Ukraine resulting from the ongoing conflict in the region, including sanctions prohibiting the sale of certain wallcover and tea filter materials into Russia. Shipments in all other market categories were also lower in 2022. Higher selling prices of $73.5 million, driven by price increases and energy surcharges to recover input cost inflation, partially offset the overall lower shipments. Currency translation was unfavorable $50.4 million.

Composite Fibers' 2022 operating income of $16.9 million was $20.5 million lower than 2021. Lower shipments, primarily in our Dresden facility, negatively impacted results by $9.7 million. Higher selling prices and energy surcharges of $73.4 million fell $11.8 million short of recovering continued inflation in energy and raw materials of $85.2 million. In 2022, energy costs increased $33.8 million, or 57%, and primary raw material input costs increased $29.8 million, or 13%, compared to 2021. The increase in primary raw material input costs was approximately in-line with broader market indices, however, energy costs, in general, increased less than broader market indices due to our entering into certain forward purchases which partially mitigated the impact of rising energy costs. Freight inflation reported as part of raw material and energy inflation increased approximately $18.6 million, or 85%, compared to 2021. To help mitigate the substantial energy inflation charges and higher raw material costs, we revised some of our customer contracts to include pass-through costs provisions. As of December 31, 2022, Composite Fibers had approximately 47% of its net sales with contracts with pass-through provisions. Operations were lower $8.3 million dollars mainly driven by market related downtime in our German facilities related to Russia/Ukraine sanctions and to manage inventory levels which was partially offset by lower energy consumption and lower spending. The impact of currency and related hedging positively impacted earnings by $9.3 million primarily due to the weakening of the British pound sterling for which our expenses exceed sales in this currency. The primary drivers are summarized in the following chart (presented in millions):



Spunlace's net sales for 2022 were approximately $365.9 million. An operating loss of $9.3 million was mainly driven by higher raw material and energy costs only partially offset by higher selling prices and energy surcharges. The results for 2021 were included prospectively from the October 29, 2021 acquisition date.

Other and Unallocated The amount of net operating expenses not allocated to an operating segment and reported as "Other and Unallocated" in our table of Segment Financial Performance, totaled $226.4 million for 2022 compared with $49.7 million in 2021. Excluding the items identified to present "adjusted earnings," unallocated expenses for the comparison increased $3.7 million. Expenses for 2022 included a one-time customer claim and associated costs totaling $3.1 million related to a supplier's raw material defect that was identified by Glatfelter and reported to the customer thereby avoiding the impacted product from reaching the end consumer. The Company has initiated discussions with the supplier and its insurance provider to recover Glatfelter's losses related to the issue. No recovery of losses was recorded in the 2022 financials.

Gain on Sales of Plant, Equipment and Timberlands, net During each of the past two years, we sold certain assets, primarily timberlands. For a summary of these transactions, refer to Item 8 - Financial Statements and Supplementary Data, Note 7 - "*Gain on Dispositions of Plant Equipment and Timberlands.*"

Interest expense, net For the year ended December 31, 2022, interest expense, net totaled $32.8 million compared with $12.3 million for 2021. The increase reflects additional net borrowings in 2021 totaling $497.3 million incurred to finance the two acquisitions completed in May 2021 and October 2021. In addition, in connection with the October 2021 issuance of our 4.750% senior notes to finance the Jacob Holm acquisition, we refinanced the amounts outstanding under our variable-rate revolving credit facility which averaged approximately 1.6% at the time they were refinanced, with the proceeds of the fixed-rate notes.

Income taxes For the year ended December 31, 2022, we recorded a $10.3 million income tax benefit on a pretax loss of $204.4 million from continuing operations. The comparable amounts for 2021 were $7.0 million income tax provision on a pre-tax income of $13.7 million. The income tax benefit in 2022 includes deferred tax benefits associated with the asset impairment charges and related bad debt and inventory reserves, partially offset by a valuation allowance recorded for the operating losses in the U.S. and certain foreign jurisdictions for which no income tax benefit was recorded. The 2021 income tax provision reflects the impact of $3.6 million of tax expense related to the reversal of a permanent reinvestment assertion for certain foreign jurisdictions and a foreign tax benefit of $10.7 million related to the establishment of a center of excellence.

Foreign Currency We own and operate facilities in Canada, Germany, France, the United Kingdom, Spain and the Philippines. The functional currency of our Canadian operations is the U.S. dollar. However, in Germany, France and Spain it is the euro, in the UK, it is the British pound sterling, and in the Philippines the functional currency is the peso. On an annual basis, our euro denominated net sales exceeds euro expenses by an estimated €190 million. For 2022 compared to 2021, the average currency exchange rate of the euro weakened relative to the U.S. dollar by approximately 11.0% , and the British pound sterling to the dollar weakened by approximately 10.1%. With respect to the British pound sterling, Canadian dollar, and Philippine peso, we have differing amounts of inflows and outflows of these currencies, although to a lesser degree than the euro. As a result, we are exposed to changes in currency exchange rates and such changes could be significant. The translation of the results from international operations into U.S. dollars is subject to changes in foreign currency exchange rates.

The table below summarizes the translation impact on reported results that changes in currency exchange rates had on our non-U.S. based operations from the conversion of these operation's results for the period indicated.

In thousands	Year ended December 31,2022
	Favorable (unfavorable)
Net sales	$ (86,470)
Costs of products sold	85,375
SG&A expenses	5,207
Income taxes and other	573
Net income	$ 4,685

The above table only presents the financial reporting impact of foreign currency translations assuming currency exchange rates in 2022 were the same as 2021, or "constant currency." It does not present the impact of certain competitive advantages or disadvantages of operating or competing in multi-currency markets.

Discontinued Operations We completed the sale of our Specialty Papers business on October 31, 2018. Its results of operations are reported as discontinued operations for all periods presented. There was an immaterial amount of activity in results of discontinued operations for 2022 and 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our business requires expenditures for new or enhanced equipment, research and development efforts, and to support our business strategy. In addition, we have mandatory debt service requirements of both principal and interest. The following table summarizes cash flow information for each of the periods presented:

	Year ended December 31,	
In thousands	2022	2021
Cash and cash equivalents at beginning of period	$ 138,436	$ 99,581
Cash provided (used) by		
Operating activities	(40,820)	70,977
Investing activities	(33,098)	(489,766)
Financing activities	46,919	462,352
Effect of exchange rate changes on cash	(2,341)	(5,418)
Change in cash and cash equivalents from discontinued operations	(312)	(996)
Net cash provided (used)	(29,652)	37,149
Cash, cash equivalents and restricted cash at the end of period	119,162	148,814
Less: restricted cash in Prepaid and other current assets	(3,600)	(2,000)
Less: restricted cash in Other assets	(4,902)	(8,378)
Cash and cash equivalents at end of period	$ 110,660	$ 138,436

At December 31, 2022, we had $110.7 million in cash and cash equivalents ("cash"), of which approximately 95.8% was held by foreign subsidiaries. Cash held by our foreign subsidiaries can be repatriated without incurring a significant amount of additional taxes. As of December 31, 2022, the company had available liquidity of $87.4 million.

Cash used by operating activities totaled $40.8 million in 2022 compared with a cash inflow of $71.0 million a year ago. The increase in cash used was primarily due to an increase in working capital usage of approximately $74.1 million, primarily related to inventory and accounts receivable, which were driven by inflation and selling price increases, the termination of a factoring arrangement previously utilized by certain former Jacob Holm entities, a $20.7 million reduction in adjusted EBITDA, a $8.9 million increase in income taxes paid and a $26.2 million increase in interest paid partially offset by a $21.5 million reduction in cash payments for strategic initiatives.

Net cash used by investing activities for 2022 totaled $33.1 million which primarily reflects capital expenditures totaling $37.7 million partially offset by $3.2 million in proceeds from the sales of timberlands. In 2021, net cash used in investing activities of $489.8 million reflects the $464.9 million combined purchase price, net of cash acquired, of the two acquisitions completed in 2021, capital expenditures of $30.0 million partially offset by $5.6 million in proceeds from the sale of timberlands. Capital expenditures are expected to total between $35 million and $40 million, including $4 to $5 million for Spunlace integration, in 2023.

Net cash provided by financing activities totaled $46.9 million in 2022 compared with $462.4 million in 2021. The change in the year-to-year comparison primarily reflects the issuance of bonds of $500 million to finance our acquisitions in 2021. 2022 reflects increased borrowings under our revolving credit facility for working capital and other operating expenditures.

In October 2021, we issued $500 million aggregate principal amount of 4.750% senior notes due 2029 (the "Notes"). The net proceeds from the offering of the Notes, together with cash on hand, were used to pay the purchase price of the Jacob Holm acquisition, certain indebtedness of Jacob Holm, outstanding borrowings under the Revolving Credit Facility including amounts previously borrowed to purchase Mount Holly, and to pay fees and expenses.

Our revolving credit facility due in September 2026, contains a number of customary compliance covenants. As of December 31, 2022, the leverage ratio, as calculated in accordance with the definition in our Credit Agreement, was 6.0x, well within the maximum limit allowed under our Credit Agreement. A breach of these requirements would give rise to certain remedies under the Revolving Credit Facility, among which are the termination of the agreement and accelerated repayment of the outstanding borrowings plus accrued and unpaid interest under the Credit Agreement. As discussed in Note 16 - "Long Term Debt," on May 9, 2022, we amended our Credit Agreement to increase the maximum leverage ratio to 6.75 to 1.0 until the quarter ended December 31, 2023, after which the maximum ratio will step down to 4.0 to 1.0.

Details of our outstanding long-term indebtedness are set forth under Item 8 - Financial Statements and Supplementary Data – Note 20 - *"Long-Term Debt."*

Financing activities includes cash used for common stock dividends. In 2022, we used $18.8 million of cash for dividends on our common stock compared with $24.5 million in 2021. Our Board of Directors determines what, if any, dividends will be paid to our shareholders. During the third quarter of 2022, our Board of Directors suspended the Company's quarterly cash dividend to focus efforts on optimizing the operational and financials results of the business.

We are subject to various federal, state and local laws and regulations intended to protect the environment, as well as human health and safety. At various times, we have incurred costs to comply with these regulations and we could incur additional costs as new regulations are developed or regulatory priorities change.

As more fully discussed in Item 8 - Financial Statements and Supplementary Data – Note 24 – *"Commitments, Contingencies and Legal Proceedings,"* we are involved in the Lower Fox River in Wisconsin (the "Fox River"), an EPA Superfund site for which we remain potentially liable for certain government oversight and long-term monitoring and maintenance costs. Pursuant to a consent decree with certain government agencies entered into in January 2019, we paid $20.5 million for past government oversight costs. Although there remains some uncertainty as to the amount we may ultimately be required to spend, primarily for government oversight costs, the consent decree specifies the nature of our future obligations.

We expect to meet all our near and long-term cash needs from a combination of operating cash flow, cash and cash equivalents, our existing credit facility and other long-term debt.

In October 2022, our credit rating was downgraded by S&P Global Ratings to CCC+ based on its latest assessment of our business. Although the downgrade does not impact our current interest costs or cause a default on any of our debt, it may impact our cost or our ability to refinance our debt or issue new debt in the future on terms as favorable as we might otherwise be able to achieve without the downgrade. Furthermore, the downgrade may increase the risk that our vendors could reduce our credit limits which may require earlier or more frequent payments to operate within our limits which would negatively impact our cash flow.

Off-Balance-Sheet Arrangements As of December 31, 2022 and 2021, we had not entered into any off-balance-sheet arrangements. Financial derivative instruments, to which we are a party, and guarantees of indebtedness, which solely consist of obligations of subsidiaries, are reflected in the consolidated balance sheets included herein in Item 8 – Financial Statements and Supplementary Data.

ITEM 7A   ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK***

	For the year Ended December 31					December 31, 2022	
In thousands, except percentages	2023	2024	2025	2026	2027	Carrying Value	Fair Value
Long-term debt							
Average principal outstanding							
At variable interest rates	$ 303,473	$ 154,469	$ 118,685	$ 118,685	$ 79,990	$ 312,273	$ 307,683
At fixed interest rates – Term Loans	518,148	502,280	500,392	500,000	500,000	531,959	332,505
						$ 844,232	$ 640,188
Weighted-average interest rate							
On variable rate debt	3.84%	3.84%	3.84%	3.84%	3.84%		
On fixed rate debt – Term Loans	4.61%	4.73%	4.75%	4.75%	4.75%		

The table above presents the average principal outstanding and related interest rates for the next five years for debt outstanding as of December 31, 2022. Fair values included herein have been determined based upon rates currently available to us for debt with similar terms and remaining maturities.

Our market risk exposure primarily results from changes in interest rates and currency exchange rates. At December 31, 2022, we had $844.2 million of long-term debt, net of deferred debt issuance costs. Approximately 37.0% of our debt was at variable interest rates. The fixed-rate Term Loans are euro-based borrowings and thus the value of which is also subject to currency risk. Variable-rate debt outstanding represents borrowings under our revolving credit agreement and a euro-denominated term loan which accrue interest based on one-month LIBOR plus a margin. At December 31, 2022, the weighted-average interest rate paid on variable debt was 3.84%. A hypothetical 100 basis point increase in interest rates would increase annual interest expense by $3.1 million and a hypothetical decrease in rates would decrease annual interest expense by $3.1 million.

On June 15, 2022, we terminated a €180 million notional value floating-to-fixed interest rate swap agreement with certain financial institutions that was entered into in October 2019 and was to mature in December 2022. During the life of the swap, we paid a fixed interest rate of the applicable margin plus 0.0395% on €180 million of the underlying variable rate term loan. We received the greater of 0.00% or EURIBOR. At termination, we recognized a deferred gain of $0.4 million that was amortized into interest expense through December 2022.

As part of our overall risk management practices, we enter into financial derivatives primarily designed to either i) hedge currency risks associated with forecasted transactions – "cash flow hedges"; or ii) mitigate the impact that changes in currency exchange rates have on intercompany financing transactions and foreign currency denominated receivables and payables – "foreign currency hedges." For a more complete discussion of this activity, refer to Item 8 – Financial Statements and Supplementary Data – Note 22 - *"Financial Derivatives and Hedging Activities."*

We are subject to certain risks associated with changes in foreign currency exchange rates to the extent our operations are conducted in currencies other than the U.S. Dollar. On an annual basis, our euro denominated net sales is estimated to exceed euro expenses by approximately €190 million. With respect to the British pound sterling, Canadian dollar, and Philippine peso, we have greater outflows than inflows of these currencies, although to a lesser degree. As a result, particularly with respect to the euro, we are exposed to changes in currency exchange rates and such changes could be significant.

Critical Accounting Policies and Estimates The preceding discussion and analysis of our consolidated financial position and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to long-lived assets, environmental liabilities, and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following represent the most significant and subjective estimates used in the preparation of our consolidated financial statements.

Long- and Indefinite-lived Assets We evaluate the recoverability of our long- and indefinite-lived assets, including plant, equipment, timberlands, goodwill, and other intangible assets periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Goodwill and non-amortizing tradename intangible assets are reviewed for impairment annually, during the fourth quarter, or more frequently if impairment indicators are present.

The fair value of our reporting units, which are also our operating segments, is determined using a market approach and a discounted cash flow model. The fair value of non-amortizing tradename intangible assets is determined using a discounted cash flow model. Our evaluations include a variety of qualitative factors and analyses based on estimates of future cash flows expected to be generated from the use of the underlying assets, trends or other determinants of fair value. If the value of an asset determined by these evaluations is less than its carrying amount, a loss is recognized for the difference between the fair value and the carrying value of the asset

Our Airlaid Materials segment's fair value substantially exceeded its carrying value at the time of its last valuation performed in connection with our annual impairment test in the fourth quarter of 2022 by approximately 27%.

Our Composite Fibers segment recognized a goodwill impairment in the first quarter of 2022 of $56.1 million in connection with an assessment of potential impairment of long-lived and indefinite-lived intangible assets stemming from the compounding impacts resulting from the Russia/Ukraine military conflict and related sanctions. During the fourth quarter 2022, in connection with our annual impairment test, we recognized an additional goodwill impairment of $20.3 million, which represent the entirety of the remaining goodwill for Composite Fibers. The impairment was driven by the increase in the discount rate utilized to value this segment, despite its improving performance compared to the last valuation. The Company utilized both a market approach and an income approach, relying on a discounted present value cash flow model applying a 15.5% discount rate and a perpetual revenue growth rate of 2.5%, for purposes of the valuation of this operating segment.

Our Spunlace segment, which was formed in conjunction with the Jacob Holm acquisition on October 29, 2021, performed a valuation in the third quarter of 2022 driven by the financial developments subsequent to the acquisition and as a result recognized a $42.5 million impairment charge, which impaired all the goodwill in this segment. The Company utilized both a market approach and an income approach, relying on a discounted present value cash flow model applying a 11% discount rate and a perpetual revenue growth rate of 2.5%, for purposes of the valuation of this operating segment.

Both Composite Fibers' and Spunlace's fair value, in particular the asset groups within each operating segment, could be impacted by factors such as unexpected changes in inflation, significant disruptions in the delivery of energy to our sites, particularly in Europe, or the Company's inability to successfully increase selling prices in response to inflationary pressures. Future adverse changes such as these or in market conditions or poor operating results of the related business may indicate an inability to recover the carrying value of the asset groups, thereby possibly requiring an impairment charge in the future.

Environmental Liabilities We maintain accruals for losses associated with environmental obligations when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing legislation and remediation technologies. These accruals are adjusted periodically as assessment and remediation actions continue and/or further legal or technical information develops. Such liabilities are exclusive of any insurance or other claims against third parties. Environmental costs are capitalized if the costs extend the life of the asset, increase its capacity and/or mitigate or prevent contamination from future operations. Recoveries of environmental remediation costs from other parties, including insurance carriers, are recorded as assets when their receipt is assured beyond a reasonable doubt.

Income Taxes We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our consolidated balance sheets, as well as operating loss and tax credit carry forwards. These deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against our deferred tax assets, which may result in a substantial increase in our effective tax rate and a material adverse impact on our reported results.

Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is less than certain. We and our subsidiaries are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of the Consolidated Financial Statements. Refer to Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements for additional accounting policies.

ITEM 8   ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Glatfelter Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the chief executive and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

As of December 31, 2022, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has determined that the Company's internal control over financial reporting as of December 31, 2022, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

The Company's internal control over financial reporting as of December 31, 2022, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

The Company's management, including the chief executive officer and chief financial officer, does not expect that internal control over financial reporting will prevent or detect all errors and all frauds. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based, in part, on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Glatfelter Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Glatfelter Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 27, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina
February 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Glatfelter Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Glatfelter Corporation and subsidiaries (the "Company") as of December 31, 2022, and 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Other Asset Impairments– Composite Fibers and Spunlace Reporting Units — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, during the fourth quarter, or more frequently if impairment indicators are present, and re-evaluates long-lived assets for impairment when a specific event indicates that the carrying value of an asset may not be recoverable.

For the Composite Fibers Reporting Unit, during the first quarter of 2022, the Company concluded that indicators of impairment were present due to the compounding impacts resulting from the Russia/Ukraine military conflict and related sanctions. As a direct result of the economic impacts from the conflict, and the disruptions in the underlying financial systems and prohibition of the export of sanctioned wallcover base paper to Russia, management expected a significant reduction in wallcover revenues and associated cash flows for the foreseeable future. Based on the results of its quantitative assessment, the Company determined that the goodwill and the indefinite-lived tradename asset, as well as associated long-lived assets, were impaired and recorded a non-cash impairment charge of $117.3 million within the consolidated financial statements. During the fourth quarter of 2022, the Company recognized a $20.3 million impairment charge for the remaining goodwill of the Composite Fibers reporting unit, primarily driven by higher valuation discount rates.

For the Spunlace Reporting Unit, during the third quarter of 2022, the Company concluded that indicators of impairment were present for the Spunlace reporting unit, due to continued inflationary challenges which had escalated since the acquisition of the business in late 2021, along with the impact of unexpected supply chain and other operational issues, which resulted in an unexpected increase in operating losses. Based on the results of its quantitative assessment, the Company determined that the carrying value of the goodwill was fully impaired and recorded an impairment charge of $42.5 million.

The fair value of the underlying assets was estimated using discounted cash flow models, independent appraisals and similar methods, as applicable. The determination of the fair value requires management to make significant estimates and assumptions related to future cash flows and the discount rate used in the valuation models.
The principal considerations for our determination that the impairment analysis is a critical audit matter are that the significant estimates and assumptions made by management involve subjectivity and judgment in determining the fair value of the reporting unit using the discounted future cash flows valuation technique. Given the inherent uncertainties related to the Company's forecasts and how various factors could affect the Company's assumptions, in particular the revenue forecast specific to the impairment test, performing audit procedures to evaluate management's assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures over management's estimates of future cash flows expected to be generated from the use of the underlying assets used to value the reporting units and related assets, included the following, among others:

- We tested the effectiveness of controls over management's impairment evaluation, including those over the selection of the discount rate and management's development of forecasts of revenue and related cash flows;
- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and those charged with governance, and (3) available industry data;
- With the assistance of our fair value specialists, we evaluated the reasonableness of valuation assumptions, including the discount rate, by (1) testing the source information underlying the determination of valuation assumptions; (2) testing the mathematical accuracy of the calculations; and (3) developing a range of independent estimates and comparing those to the valuation assumptions selected by management; and
- We evaluated the competency and objectivity of management's specialists who assisted with preparing the discounted future cash flows analysis.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina
February 27, 2023
    We have served as the Company's auditor since at least 1940; however, an earlier year could not be reliably
        determined.

GLATFELTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Year ended December 31,				
In thousands, except per share		**2022**		2021		2020
Net sales	$	**1,491,326**	$	1,084,694	$	916,498
Costs of products sold		**1,342,524**		939,899		768,629
Gross profit		**148,802**		144,795		147,869
Selling, general and administrative expenses		**125,001**		121,250		99,145
Goodwill and other asset impairment charges		**190,556**		—		900
Gains on dispositions of plant, equipment and timberlands, net		**(2,804)**		(5,069)		(1,332)
Operating income (loss)		**(163,951)**		28,614		49,156
Non-operating income (expense)						
Interest expense		**(33,207)**		(12,353)		(7,022)
Interest income		**408**		73		399
Pension settlement		**—**		—		(6,154)
Other, net		**(7,642)**		(2,657)		(4,020)
Total non-operating expense		**(40,441)**		(14,937)		(16,797)
Income (loss) before income taxes		**(204,392)**		13,677		32,359
Income tax provision (benefit)		**(10,275)**		6,956		11,576
Income (loss) from continuing operations		**(194,117)**		6,721		20,783
Discontinued operations:						
Income (loss) before income taxes		**(91)**		216		544
Income tax provision		**—**		—		29
Income (loss) from discontinued operations		**(91)**		216		515
Net income (loss)	$	**(194,208)**	$	6,937	$	21,298
Basic earnings (loss) per share						
Income (loss) from continuing operations	$	**(4.33)**	$	0.15	$	0.47
Income from discontinued operations		**—**		—		0.01
Basic earnings per share	$	**(4.33)**	$	0.15	$	0.48
Diluted earnings (loss) per share						
Income (loss) from continuing operations	$	**(4.33)**	$	0.15	$	0.47
Income from discontinued operations		**—**		—		0.01
Diluted earnings per share	$	**(4.33)**	$	0.15	$	0.48
Weighted average shares outstanding						
Basic		**44,828**		44,551		44,339
Diluted		**44,828**		44,924		44,614

The accompanying notes are an integral part of these consolidated financial statements.

GLATFELTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,	
In thousands	**2022**	2021	2020
Net income (loss)	$ (194,208)	$ 6,937	$ 21,298
Foreign currency translation adjustments	(36,485)	(27,232)	33,821
Net change in:			
Deferred gains (losses) on derivatives, net of taxes of $(2,513), $(1,866), and $2,507, respectively	9,188	4,484	(6,812)
Unrecognized retirement obligations, net of taxes of $(898), $(111), and $158, respectively	9,706	1,097	(7,766)
Other comprehensive income (loss)	(17,591)	(21,651)	19,243
Comprehensive income (loss)	$ (211,799)	$ (14,714)	$ 40,541

The accompanying notes are an integral part of these consolidated financial statements.

GLATFELTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,		
In thousands		**2022**		2021
Assets				
Cash and cash equivalents	$	**110,660**	$	138,436
Accounts receivable (less allowance for doubtful accounts: 2022 - $5,025; 2021 - 2,731)		**195,665**		170,212
Inventories		**309,436**		279,520
Prepaid expenses and other current assets		**63,723**		48,398
Total current assets		**679,484**		636,566
Plant, equipment and timberlands, net		**675,811**		758,812
Goodwill		**105,195**		236,165
Intangible assets, net		**108,670**		156,304
Other assets		**78,193**		92,760
Total assets	$	**1,647,353**	$	1,880,607
Liabilities and Shareholders' Equity				
Current portion of long-term debt	$	**40,435**	$	26,437
Short-term debt		**11,422**		22,843
Accounts payable		**217,625**		214,015
Dividends payable		**—**		6,237
Environmental liabilities		**2,200**		2,200
Other current liabilities		**88,724**		99,438
Total current liabilities		**360,406**		371,170
Long-term debt		**793,252**		738,075
Deferred income taxes		**54,388**		87,285
Other long-term liabilities		**121,303**		141,315
Total liabilities		**1,329,349**		1,337,845
Commitments and contingencies		**—**		—
Shareholders' equity				
Common stock, $0.01 par value; authorized - 120,000,000; issued - 54,361,980 (including treasury shares: 2022 - 9,568,457; 2021 - 9,812,841)		**544**		544
Capital in excess of par value		**60,663**		64,779
Retained earnings		**498,863**		705,600
Accumulated other comprehensive loss		**(97,895)**		(80,304)
		462,175		690,619
Less cost of common stock in treasury		**(144,171)**		(147,857)
Total shareholders' equity		**318,004**		542,762
Total liabilities and shareholders' equity	$	**1,647,353**	$	1,880,607

The accompanying notes are an integral part of these consolidated financial statements.

GLATFELTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,			
In thousands		**2022**		2021	2020
Operating activities					
Net income (loss)	$	**(194,208)**	$	6,937	$ 21,298
Income (loss) from discontinued operations, net of tax		**91**		(216)	(515)
Adjustments to reconcile to net cash provided (used) by operating activities:					
Depreciation, depletion and amortization		**66,724**		61,421	56,600
Amortization of debt issue costs and original issue discount		**1,915**		865	590
Goodwill and other asset impairment charges		**190,556**		—	900
Russia/Ukraine conflict charges		**3,207**		—	—
Deferred income tax benefit		**(24,022)**		(13,619)	(2,071)
Gains on dispositions of plant, equipment and timberlands, net		**(2,804)**		(5,069)	(1,332)
Share-based compensation		**831**		5,063	5,655
Change in operating assets and liabilities					
Accounts receivable		**(35,294)**		(14,794)	9,563
Inventories		**(44,430)**		(40,019)	6,860
Prepaid and other current assets		**(3,234)**		5,770	1,679
Accounts payable		**16,398**		65,828	(7,234)
Accruals and other current liabilities		**(14,342)**		(4,165)	12,143
Other		**(2,208)**		2,975	4,857
Net cash provided (used) by operating activities		**(40,820)**		70,977	108,993
Investing activities					
Expenditures for purchases of plant, equipment and timberlands		**(37,740)**		(30,037)	(28,136)
Proceeds from disposals of plant, equipment and timberlands, net		**3,199**		5,567	1,413
Acquisitions, net of cash acquired		**1,413**		(464,856)	—
Other		**30**		(440)	(50)
Net cash used by investing activities		**(33,098)**		(489,766)	(26,773)
Financing activities					
Proceeds from note offerings		**—**		500,000	—
Proceeds from term loans		**—**		46,849	—
Repayment of term loans		**(35,287)**		(26,088)	(23,246)
Net borrowings (repayments) under revolving credit facility		**103,519**		(23,481)	(53,392)
Payments of borrowing costs		**(1,285)**		(10,132)	(39)
Payments of dividends		**(18,766)**		(24,458)	(23,492)
Proceeds from government grants		**—**		479	358
Payments related to share-based compensation awards and other		**(1,262)**		(817)	(495)
Net cash provided (used) by financing activities		**46,919**		462,352	(100,306)
Effect of exchange rate changes on cash		**(2,341)**		(5,418)	5,163
Net increase (decrease) in cash, cash equivalents and restricted cash		**(29,340)**		38,145	(12,923)
Change in cash and cash equivalents from discontinued operations		**(312)**		(996)	(1,613)
Cash, cash equivalents and restricted cash at the beginning of period		**148,814**		111,665	126,201
Cash, cash equivalents and restricted cash at the end of period		**119,162**		148,814	111,665
Less: restricted cash in Prepaid and other current assets		**(3,600)**		(2,000)	**(2,000)**
Less: restricted cash in Other assets		**(4,902)**		(8,378)	**(10,084)**
Cash and cash equivalents at the end of period	$	**110,660**	$	138,436	$ 99,581
Supplemental cash flow information					
Cash paid (refunded) for:					
Interest, net of amounts capitalized	$	**33,203**	$	6,957	$ 6,180
Income taxes, net	$	**24,445**	$	15,500	$ (9,993)

The accompanying notes are an integral part of these consolidated financial statements.

36

GLATFELTER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2022, 2021 and 2020

In thousands	Common Stock		Capital in Excess of Par Value		Retained Earnings		Accumulated Other Comprehensive Loss		Treasury Stock		Total Shareholders' Equity
Balance at January 1, 2020	$	544	$	59,900	$	725,795	$	(77,896)	$	(152,384)	$	555,959
Net income						21,298						21,298
Other comprehensive income								19,243				19,243
Comprehensive income												40,541
Cash dividends declared ($0.535 per share)						(23,728)						(23,728)
Share-based compensation expense				5,655								5,655
Delivery of treasury shares:												—
RSUs and PSAs				(2,077)						1,657		(420)
Employee stock options exercised — net				(217)						142		(75)
Balance at December 31, 2020		544		63,261		723,365		(58,653)		(150,585)		577,932
Net income						6,937						6,937
Other comprehensive loss								(21,651)				(21,651)
Comprehensive loss												(14,714)
Cash dividends declared ($0.555 per share)						(24,702)						(24,702)
Share-based compensation expense				5,063								5,063
Delivery of treasury shares:												—
RSUs and PSAs				(3,538)						2,723		(815)
Employee stock options exercised — net				(7)						5		(2)
Balance at December 31, 2021		544		64,779		705,600		(80,304)		(147,857)		542,762
Net loss						(194,208)						(194,208)
Other comprehensive loss								(17,591)				(17,591)
Comprehensive loss												(211,799)
Cash dividends declared ($0.28 per share)						(12,529)						(12,529)
Share-based compensation expense				831								831
Delivery of treasury shares:												—
RSUs and PSAs				(4,947)						3,686		(1,261)
Employee stock options exercised — net				—						—		—
Balance at December 31, 2022	$	544	$	60,663	$	498,863	$	(97,895)	$	(144,171)	$	318,004

The accompanying notes are an integral part of the consolidated financial statements.

GLATFELTER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION

Glatfelter Corporation and subsidiaries ("Glatfelter") produce and supply high quality, technology-driven, innovative, and customizable nonwovens solutions which can be found in products that are Enhancing Everyday Life®. These include personal care and hygiene products, food and beverage filtration, critical cleaning products, medical and personal protection, packaging products, as well as home improvement and industrial applications. Headquartered in Charlotte, NC, our 2022 net sales were approximately $1.5 billion. At December 31, 2022, we employed approximately 3,250 employees worldwide. Glatfelter's operations utilize a variety of manufacturing technologies including airlaid, wetlaid and spunlace with sixteen manufacturing sites located in the United States, Canada, Germany, the United Kingdom, France, Spain, and the Philippines. The Company has sales offices in all major geographies serving customers under the Glatfelter and Sontara brands. The terms "we," "us," "our," "the Company," or "Glatfelter," refer to Glatfelter Corporation and subsidiaries unless the context indicates otherwise.

2.   ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Glatfelter and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Reclassification of Prior Year Presentation Certain prior year amounts in the footnotes to the consolidated financial statements have been reclassified to conform to the current year presentation.

Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies as of the balance sheet date and the reported amounts of net sales and expenses during the reporting period. Management believes the estimates and assumptions used in the preparation of these consolidated financial statements are reasonable, based upon currently available facts and known circumstances, but recognizes that actual results may differ from those estimates and assumptions.

Discontinued Operations The results of operations for the Specialty Papers business have been classified as discontinued operations for all periods presented in the consolidated statements of income (loss).

Cash and Cash Equivalents We classify all highly liquid instruments with an original maturity of three months or less at the time of purchase as cash equivalents.

Inventories Our inventories are stated at the lower of cost or net realizable value. Raw materials, in-process and finished goods inventories are valued principally using the average-cost method.

Plant, Equipment and Timberlands For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The range of estimated service lives used to calculate financial reporting depreciation for principal items of plant and equipment are as follows:

Buildings	15 – 45 years
Machinery and equipment	5 – 40 years
Other	3 – 25 years

Maintenance and Repairs Maintenance and repairs costs are charged to income and major renewals and improvements are capitalized. At the time property is retired or sold, the net carrying value is eliminated and any resultant gain or loss is included in income.

Valuation of Long-lived Assets, Intangible Assets and Goodwill We evaluate long-lived assets for impairment when a specific event indicates that the carrying value of an asset may not be recoverable. Recoverability is assessed based on estimates of future cash flows expected to result from the use and eventual disposition of the asset. If the sum of expected undiscounted cash flows is less than the carrying value of the asset, the asset's fair value is estimated, and an impairment loss is recognized for the amount by which the carrying value exceeds the estimated fair value.

Goodwill and indefinite-lived intangible assets are not amortized and, therefore, are reviewed for impairment annually, during the fourth quarter, or more frequently if impairment indicators are present.

The fair value of our reporting units, which are also our operating segments, is determined using a market approach and a discounted cash flow model. The fair value of non-amortizing tradename intangible assets is determined using a discounted cash flow model and requires the use and analysis of significant assumptions including among others, estimated cash flows consistent with our long-term strategic plan, perpetuity growth rates, capital expenditures, and discount rates. In addition, the discounted cash flow model requires the use of significant judgement to assess the potential impact of macroeconomic conditions including higher energy prices in Europe, raw material inflation in all three segments, logistics costs, competition and similar factors. For goodwill, impairment losses, if any, are recognized for the amount by which the carrying value of the reporting unit exceeds its fair value. The carrying value of a reporting unit is defined using an enterprise premise which is generally determined by the difference between the unit's assets and operating liabilities. With respect to non-amortizing tradenames, impairment losses, if any, are recognized for the amount by which the carrying value of the tradename exceeds its fair value. For additional information, refer to Note 6 – "*Asset Impairment.*"

Income Taxes Income taxes are determined using the asset and liability method of accounting for income taxes in accordance with FASB ASC 740 *Income Taxes* ("ASC 740"). Under ASC 740, tax expense includes U.S. and international income taxes plus the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested. Tax credits and other incentives reduce tax expense in the year the credits are claimed. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported in deferred income taxes. Deferred tax assets are recognized if it is more likely than not that the assets will be realized in future years. We establish a valuation allowance for deferred tax assets for which realization is not more likely than not.

Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is less than certain. We and our subsidiaries are examined by various Federal, State, and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and record any necessary adjustments in the period in which the facts that give rise to a revision become known.

Investment tax credits are accounted for by the flow-through method, which results in recognition of the benefit in the year in which the credit become available.

We account for global intangible low-taxed income ("GILTI") tax in the period in which it is incurred. The GILTI provisions require entities to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiaries' tangible assets.

Treasury Stock Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

Foreign Currency Translation Foreign currency translation gains and losses and the effect of exchange rate changes on transactions designated as hedges of net foreign investments are included as a component of other comprehensive income (loss). Transaction gains and losses are included in income in the period in which they occur.

Revenue Recognition We recognize revenue, or net sales, in accordance with ASU No. 2014-09, *Revenue from Contracts with Customers.* Our revenue is earned primarily from the manufacture and sale of engineered materials ("product sales"). Revenue is earned pursuant to contracts, supply agreements and other arrangements with a wide variety of customers. Our performance obligation is to produce a specified product according to technical specifications and, in substantially all instances, to deliver the product. Revenue from product sales is earned at a point in time. We recognize revenue on product sales when we have satisfied our performance obligation and control of the product has passed to the customer thereby entitling us to payment. With respect to substantially all arrangements for product sales, this is deemed to occur when title transfers in accordance with specified shipping terms.

Selling prices are fixed at the time the sales arrangement is entered into and payment terms are customary for similar arrangements in our industry. Many of our agreements include customary provisions for volume rebates, discounts and similar incentives. In addition, we are obligated for products that fail to meet agreed upon specification. Provisions for such items are estimated and recorded as sales deductions in the period in which the related revenue is recognized.

Refer to Note 8 – "*Revenue*" for additional information about the disaggregation of our net sales.

Environmental Liabilities Accruals for losses associated with environmental obligations are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing legislation and remediation technologies. These accruals are adjusted periodically as assessment and remediation actions continue and/or further legal or technical information develops. Such liabilities are exclusive of any insurance or other claims against third parties. Environmental costs are capitalized if the costs extend the life of the asset, increase its capacity and/or mitigate or prevent contamination from future operations. Recoveries of environmental remediation costs from other parties, including insurance carriers, are recorded as assets when their receipt is assured beyond a reasonable doubt.

Earnings Per Share Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average common shares outstanding during the respective periods. Diluted earnings per share is computed by dividing net income by the weighted-average common shares and common share equivalents outstanding during the period. In periods in which there is a net loss, diluted loss per share is equal to basic loss per share. The dilutive effect of common share equivalents is considered in the diluted earnings per share computation using the treasury stock method.

Financial Derivatives and Hedging Activities We use financial derivatives to manage exposure to changes in foreign currencies and interest rates. In accordance with FASB ASC 815 *Derivatives and Hedging* ("ASC 815"), we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.

The gain or loss on those derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows related to forecasted transactions is deferred and reported as a component of accumulated other comprehensive income (loss). Deferred gains or losses are reclassified to our results of operations at the time the hedged forecasted transaction is recorded in our results of operations. The effectiveness of cash flow hedges is assessed at inception and quarterly thereafter. If the instrument matures, is de-designated, becomes ineffective or it becomes probable that the originally forecasted transaction will not occur, the related change in fair value of the derivative instrument is also reclassified from accumulated other comprehensive income (loss) and recognized in earnings. For additional information, refer to Note 22 - "*Financial Derivatives and Hedging Activities.*"

Fair Value of Financial Instruments Under the accounting for fair value measurements and disclosures, a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Employee Retention Tax Credit The Coronavirus Aid, Relief, and Economic Security Act of 2020 ("CARES") and the subsequent related amendments provided a refundable payroll tax credit for eligible wages paid to employees in 2020 and 2021. For 2021, the employee retention credit is equal to 70% of qualified wages paid to U.S. employees in quarters where certain criteria are met.

The Company qualified for the employee retention credits for the first and second quarters of 2021 and filed for a cash refund claim in the fourth quarter of 2022. During the year ended December 31, 2022, the Company recognized an employee retention credit of $8.6 million of which $7.3 million is included in cost of products sold and $1.3 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income (loss). The tax credit receivable is included in Prepaid expenses and other current assets in the accompanying consolidated balance sheet at December 31, 2022.

3. ACQUISITIONS

On May 13, 2021, we completed the acquisition of all the outstanding equity interests in Georgia-Pacific Mt. Holly LLC, Georgia-Pacific's U.S. nonwovens business ("Mount Holly") for $170.9 million. This business includes the Mount Holly, NC manufacturing facility with annual production capacity of approximately 37,000 metric tons and an R&D center and pilot line for nonwovens product development in Memphis, TN. The Mount Holly facility produces high-quality airlaid products for the wipes, hygiene, and other nonwoven materials markets, competing in the marketplace with nonwoven technologies and substrates, as well as other materials focused primarily on consumer based end-use applications. The facility employs approximately 140 people. Mount Holly's results are reported prospectively from the acquisition date as part of our Airlaid Materials segment. Mount Holly had annual net sales of approximately $100 million in 2020.

The Mount Holly acquisition was financed through a combination of cash on hand and borrowings under our revolving credit facility.

On October 29, 2021, we completed the acquisition of PMM Holding (Luxembourg) AG, the owner of all of the equity interest in Jacob Holm, a global leading manufacturer of premium quality spunlace nonwoven fabrics for critical cleaning, high-performance materials, personal care, hygiene and medical applications, for approximately $304.0 million for all outstanding shares and the extinguishment of Jacob Holm's debt.

Jacob Holm's broad product offerings and blue-chip customer base expands our portfolio to include surgical drapes and gowns, wound care, face masks, facial wipes and cosmetic masks. The acquisition of Jacob Holm's Sontara brand, a leading producer of finished products for critical cleaning wipes and medical apparel, enhances our technological capabilities. Jacob Holm has approximately 760 employees, operates production facilities in the United States, France and Spain, and its revenue in 2020 totaled approximately $400 million. The results of Jacob Holm's operations are reported as Spunlace, a newly formed segment, prospectively from the acquisition date.

The Jacob Holm acquisition was financed with the proceeds of a private placement of $500.0 million of senior notes discussed in Note 20 - *"Long-term Debt."*

In 2022, we adjusted the purchase price allocation related to the Jacob Holm acquisition by reducing preacquistion compensation incentive accruals by approximately $0.5 million, and reducing goodwill by the same amount, based on incentive payouts made during the year.

The following table sets forth information related to the consideration exchanged for the Jacob Holm acquisition.

In thousands		
Total consideration	$	303,952
Less: Debt repaid		(148,000)
Cash consideration	$	155,952

The purchase price allocation for the Jacob Holm acquisitions is complete. The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

In thousands		Jacob Holm
Assets		
Cash and cash equivalents	$	11,426
Accounts receivable		30,271
Inventory		45,340
Prepaid and other current assets		6,727
Plant, equipment and timberlands		158,612
Intangible assets		70,240
Goodwill		48,355
Other assets		26,929
Total assets		397,900
Liabilities		
Short-term debt		14,081
Accounts payable		25,264
Other current liabilities		21,263
Other long-term liabilities		33,340
Total liabilities		93,948
Total purchase price	$	303,952

For purposes of allocating the total purchase price, assets acquired and liabilities assumed are recorded at their estimated fair market values. The allocations set forth above are based on management's estimate of the fair value using valuation techniques such as discounted cash flow models, appraisals and similar methodologies.

Acquired property, plant and equipment in both acquisitions are being depreciated on a straight-line basis with estimated remaining lives ranging from 5 years to 35 years. Intangible assets recorded in connection with the Mount Holly acquisition consist of customer relationships and are being amortized on a straight-line basis (11 years). With respect to the Jacob Holm acquisition, identifiable intangible assets consist of trade and product names (15 to 20-year life), technical know-how (8 to 20-year life) and customer relationships (20-year life). These assets are being amortized on a straight-line basis. The goodwill arising from the acquisitions largely relates to strategic benefits, product and market diversification, assembled workforce, and similar factors. Goodwill recorded in connection with the Mount Holly transaction is deductible for federal tax purposes over 15 years. Additional information is discussed in Note 16 - *"Goodwill and Intangible Assets."*

In connection with the Jacob Holm acquisition and as provided for in the underlying Share Purchase Agreement, we recorded a $17.2 million indemnification asset related to certain potential tax liabilities. The indemnification asset is presented above under the caption "Other assets."

During 2022, we wrote off the entire amount of goodwill recorded as part of the Jacob Holm acquisition. Additional information is discussed in Note 6 - *"Goodwill and Asset Impairments."*

For purposes of presenting the pro forma financial information, the legal and professional costs directly related to the acquisitions have been eliminated. The following table summarizes annual unaudited pro forma financial information as if the acquisition occurred as of January 1, 2020:

In thousands, except per share		2021		2020
		(unaudited)		
Net sales	$	1,400,901	$	1,421,578
Income from continuing operations		14,677		23,055

For purposes of presenting the above pro forma financial information, the legal and professional costs directly related to the acquisitions have been eliminated. This unaudited pro forma financial information presented in this section is not necessarily indicative of what the operating results would have been had the acquisition been completed at the beginning of the respective period nor is it indicative of future results.

4. DISCONTINUED OPERATIONS

In 2018, we completed the sale of the Specialty Papers business on a cash free and debt free basis to Pixelle Specialty Solutions LLC, an affiliate of Lindsay Goldberg (the "Purchaser") for $360 million. The sale of the business was in connection with the strategic focus on our more growth oriented Composite Fibers and Airlaid Materials.

The following table sets forth a summary of discontinued operations included in the consolidated statements of income (loss):

	Year ended December 31,		
In thousands	2022	2021	2020
Net sales	$ —	$ —	$ —
Energy and related sales, net	—	—	—
Total revenues	—	—	—
Costs of products sold	—	—	—
Gross profit	—	—	—
Selling, general and administrative expenses	91	(216)	(544)
(Gains) losses on dispositions of plant, equipment and timberlands, net	—	—	—
Operating income (loss)	(91)	216	544
Non-operating income (expense)			
Interest expense	—	—	—
Other, net	—	—	—
Income (loss) before income taxes	(91)	216	544
Income tax provision	—	—	29
Income (loss) from discontinued operations	$ (91)	$ 216	$ 515

The amounts set forth above in 2022 and 2021 primarily represent reversals of sales and use tax reserves due to the expiration of statutes of limitation and legal costs incurred to pursue certain legal claims. In 2020, the amount set forth above primarily represents the settlement of a sales and use tax audit.

The following table sets forth a summary of cash flows from discontinued operations which is included in the consolidated statements of cash flows:

	Year ended December 31,		
In thousands	2022	2021	2020
Net cash used by operating activities	$ (312)	$ (996)	$ (1,613)
Net cash used by investing activities	—	—	—
Net cash provided by financing activities	—	—	—
Change in cash and cash equivalents from discontinued operations	$ (312)	$ (996)	$ (1,613)

5. RESTRUCTURING

In the first quarter of 2020, we announced restructuring actions within the Composite Fibers operating segment. The actions primarily consisted of the consolidation of our metallizing operation from Gernsbach, Germany to our Caerphilly, U.K. site.

In thousands	Year ended December 31, 2020
Severance and benefit continuation	$ 6,143
Accelerated depreciation	3,900
Inventory and spare parts	977
Other	91
Total	$ 11,111

The restructuring charge is recorded under the caption "Costs of product sold" in the accompanying consolidated statements of income for the year ended December 31, 2020. With the exception of the severance and benefit continuation amounts, all other amounts accrued represent accelerated non-cash asset write-downs. As of December 31, 2022, there was no accrued and unpaid restructuring charge.

6. GOODWILL AND ASSET IMPAIRMENTS

During the fourth quarter of 2022, we recognized a goodwill and asset impairment charge for our Composite Fibers segment of $30.7 million. This charge includes a $20.3 million goodwill impairment for the Composite Fibers segment, primarily driven by higher valuation discount rates despite our expectation of improvements in future financial results compared to our forecast included in our valuation performed in Q1 2022. In addition, we recognized an $10.4 million non-cash asset impairment charge related to our OberSchmitten, Germany facility based on our expectations of future cash flows for this site. We are currently evaluating strategic alternatives for this facility.

During the third quarter of 2022, we recognized a non-cash goodwill impairment charge for our Spunlace segment of $42.5 million. The Spunlace segment has faced continued inflationary challenges which had escalated since our acquisition of this business in late 2021. Our selling price increases have been insufficient to offset the impact of inflation. Furthermore, the Spunlace segment has been impacted by unexpected supply chain and other operational issues which, in combination with the commercial issues, have resulted in an unexpected increase in operating losses. Although, management expects it will address the commercial, as well as, operational challenges that have impacted the profitability of this segment, the timing to effectuate the necessary changes to improve performance of this segment will be longer than previously expected.

In the first quarter of 2022, in connection with an assessment of potential impairment of long-lived and indefinite-lived intangible assets stemming from the compounding impacts resulting from the Russia/Ukraine military conflict and related sanctions, we recorded a $117.3 million non-cash asset impairment charge related to Composite Fibers' Dresden facility and an impairment of Composite Fibers' goodwill. Dresden is a single-line facility that produces wallcover base paper, the majority of which is sold into the Russian and Ukrainian markets. As a direct result of the economic impacts from the conflict, and the disruptions in the underlying financial systems and prohibition of the export of sanctioned wallcover base paper to Russia, management expects a significant reduction in wallcover revenues and associated cash flows for the foreseeable future. In addition, the conflict is expected to significantly impact energy prices and also impact other Composite Fibers products that are also subject to export sanctions into Russia. Accordingly, a charge was recorded to reduce the carrying value of the Dresden fixed assets and intangible assets (technological know-how, customer relationships, and an indefinite-lived trade name), along with Composite Fibers' goodwill to fair value.

During the second quarter of 2020, in connection with an assessment of potential impairment of indefinite-lived intangible assets, we recorded a $0.9 million non-cash asset impairment charge related to a trade name intangible asset acquired in connection with our Composite Fibers segment's 2013 Dresden acquisition. The charge was due to a change in the estimated fair value of the trade name, primarily driven by lower forecasted wallcover net sales associated with economic instability in Russia and Ukraine together with the impact of the COVID-19 pandemic on this business. The fair value of the asset was estimated using a discounted cash flow model (Level 3 fair value classification).

The following table summarizes the impairment charges recorded in the accompanying consolidated statements of income (loss) under the caption "Goodwill and other asset impairment charges:"

In thousands	2022	2021	2020
Plant, property and equipment	$ 37,936	$ —	$ —
Technological know-how	18,443	—	—
Customer relationships	11,695	—	—
Tradename	3,530	—	900
Goodwill	118,952	—	—
Total	$ 190,556	$ —	$ 900

The fair value of the underlying assets was estimated using discounted cash flow models, independent appraisals and similar methods, all of which are Level 3 fair value classification.

As a result of economic sanctions and disruptions to the financial markets, certain Russian and Ukrainian customers are not able to satisfy outstanding accounts receivables. As such, during 2022, we recognized bad debt expense of approximately $2.9 million directly related to Russian and Ukrainian customers. Furthermore, during 2022, we increased inventory reserves by approximately $0.3 million, primarily related to wallcover products.

7. GAIN ON DISPOSITIONS OF PLANT, EQUIPMENT AND TIMBERLANDS

During 2022, 2021 and 2020, we completed the following sales of assets:

Dollars in thousands	Acres		Proceeds		Gain (loss)
2022					
Timberlands	**790**	**$**	**3,130**	**$**	**2,962**
Other	**n/a**		**69**		**(158)**
Total		**$**	**3,199**	**$**	**2,804**
2021					
Timberlands	1,796	$	5,567	$	5,239
Other	n/a		—		(170)
Total		$	5,567	$	5,069
2020					
Timberlands	461	$	1,413	$	1,381
Other	n/a		—		(49)
Total		$	1,413	$	1,332

8.   REVENUE

The following table sets forth disaggregated information pertaining to our net sales from contracts with customers:

In thousands		Year ended December 31,				
		2022		2021		2020
Revenue by product category						
Airlaid Materials						
Feminine hygiene	$	238,420	$	207,116	$	204,085
Specialty wipes		156,516		110,201		74,942
Tabletop		117,070		76,904		45,314
Adult incontinence		27,102		22,034		21,825
Home care		25,842		25,575		25,040
Food pads		13,787		11,337		10,542
Other		22,777		17,083		9,661
		601,514		470,250		391,409
Composite Fibers						
Food & beverage		309,065		298,859		285,665
Technical specialties		83,225		92,351		84,320
Wallcovering		53,156		88,057		79,346
Composite laminates		43,088		43,438		36,856
Metallized		35,329		34,102		38,902
		523,863		556,807		525,089
Spunlace						
Consumer wipes		154,913		23,937		—
Critical cleaning		109,362		16,871		—
Health care		55,002		10,785		—
Hygiene		23,626		3,428		—
High performance		13,438		1,483		—
Beauty care		9,608		1,133		—
		365,949		57,637		—
Total	$	1,491,326	$	1,084,694	$	916,498
Revenue by geography						
Airlaid Materials						
Americas	$	324,710	$	237,808	$	174,606
Europe, Middle East and Africa		263,843		223,718		204,728
Asia Pacific		12,961		8,724		12,075
		601,514		470,250		391,409
Composite Fibers						
Europe, Middle East and Africa		262,750		333,608		315,881
Americas		160,541		134,753		128,385
Asia Pacific		100,572		88,446		80,823
		523,863		556,807		525,089
Spunlace						
Americas		210,812		30,815		—
Europe, Middle East and Africa		110,638		19,990		—
Asia Pacific		44,499		6,832		—
		365,949		57,637		—
Total	$	1,491,326	$	1,084,694	$	916,498

9. EARNINGS PER SHARE

The following table sets forth the details of basic and diluted earnings (loss) per share (EPS):

		Year ended December 31,			
In thousands, except per share		**2022**		2021	2020
Net income (loss)	$	**(194,208)**	$	6,937 $	21,298
Weighted average common shares outstanding used in basic EPS		**44,828**		44,551	44,339
Common shares issuable upon exercise of dilutive stock options and PSAs / RSUs		**—**		373	275
Weighted average common shares outstanding and common share equivalents used in diluted EPS		**44,828**		44,924	44,614
Earnings (loss) per share					
Continuing operations	$	**(4.33)**	$	0.15 $	0.47
Discontinued operations		**—**		—	0.01

The following table sets forth the potential common shares outstanding for stock options that were not included in the computation of diluted EPS for the period indicated, because their effect would be anti-dilutive:

	Year ended December 31,		
In thousands	**2022**	2021	2020
Potential common shares	**770**	1,079	1,082

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table sets forth details of the changes in accumulated other comprehensive income (losses) for the three years ended December 31, 2022, 2021 and 2020.

In thousands		Currency translation adjustments		Unrealized gain (loss) on cash flow hedges		Change in pensions		Change in other postretirement defined benefit plans		Total
Balance at January 1, 2022	$	(69,757)	$	1,988	$	(11,482)	$	(1,053)	$	(80,304)
Other comprehensive income (loss) before reclassifications (net of tax)		(36,485)		16,716		7,613		1,367		(10,789)
Amounts reclassified from accumulated other comprehensive income (net of tax)		—		(7,528)		622		104		(6,802)
Net current period other comprehensive income (loss)		(36,485)		9,188		8,235		1,471		(17,591)
Balance at December 31, 2022	$	(106,242)	$	11,176	$	(3,247)	$	418	$	(97,895)
Balance at January 1, 2021	$	(42,525)	$	(2,496)	$	(12,844)	$	(788)	$	(58,653)
Other comprehensive income (loss) before reclassifications (net of tax)		(27,232)		4,759		611		(79)		(21,941)
Amounts reclassified from accumulated other comprehensive income (net of tax)		—		(275)		751		(186)		290
Net current period other comprehensive income (loss)		(27,232)		4,484		1,362		(265)		(21,651)
Balance at December 31, 2021	$	(69,757)	$	1,988	$	(11,482)	$	(1,053)	$	(80,304)
Balance at January 1, 2020	$	(76,346)	$	4,316	$	(7,253)	$	1,387	$	(77,896)
Other comprehensive income (loss) before reclassifications (net of tax)		33,821		(2,840)		(6,202)		(878)		23,901
Amounts reclassified from accumulated other comprehensive income (net of tax)		—		(3,972)		611		(1,297)		(4,658)
Net current period other comprehensive income (loss)		33,821		(6,812)		(5,591)		(2,175)		19,243
Balance at December 31, 2020	$	(42,525)	$	(2,496)	$	(12,844)	$	(788)	$	(58,653)

The following table sets forth the amounts reclassified from accumulated other comprehensive income (losses) for the years indicated.

In thousands	Year ended December 31, 2022	2021	2020	
Description				**Line Item in Statements of Income**
Cash flow hedges (Note 22)				
Gains on cash flow hedges	**$ (7,896)**	$ (382)	$ (5,503)	Costs of products sold
Tax expense (benefit)	**703**	22	1,448	Income tax provision (benefit)
Net of tax	**(7,193)**	(360)	(4,055)	
Loss (gain) on interest rate swaps	**(335)**	85	83	Interest expense
Tax expense	**—**	—	—	Income tax provision (benefit)
Net of tax	**(335)**	85	83	
Total cash flow hedges	**(7,528)**	(275)	(3,972)	
Retirement plan obligations (Note 13)				
Amortization of defined benefit pension plan items				
Prior service costs	**43**	47	48	Other, net
Actuarial losses	**653**	792	651	Other, net
	696	839	699	
Tax benefit	**(74)**	(88)	(88)	Income tax provision (benefit)
Net of tax	**622**	751	611	
Amortization of defined benefit other plan items				
Prior service costs	**104**	(233)	(463)	Other, net
Actuarial loss (gains)	**—**	47	(834)	Other, net
	104	(186)	(1,297)	
Tax expense	**—**	—	—	Income tax provision (benefit)
Net of tax	**104**	(186)	(1,297)	
Total reclassifications, net of tax	**$ (6,802)**	$ 290	$ (4,658)	

11.   INCOME TAXES

Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

The provision for (benefit from) income taxes from continuing operations consisted of the following:

		Year ended December 31,				
In thousands		2022		2021		2020
Current taxes						
Federal	$	(801)	$	(570)	$	(4,989)
State		239		584		166
Foreign		14,309		20,561		18,470
		13,747		20,575		13,647
Deferred taxes and other						
Federal		(33)		(1,159)		540
State		477		234		(1,183)
Foreign		(24,466)		(12,694)		(1,428)
		(24,022)		(13,619)		(2,071)
Income tax provision (benefit)	$	(10,275)	$	6,956	$	11,576

The following are the domestic and foreign components of pretax income (loss) from continuing operations:

		Year ended December 31,				
In thousands		2022		2021		2020
United States	$	(63,421)	$	(44,682)	$	(35,696)
Foreign		(140,971)		58,359		68,055
Total pretax income (loss)	$	(204,392)	$	13,677	$	32,359

The following table sets forth a reconciliation of the statutory federal income tax rate to our actual effective tax rate for continuing operations.

	Year ended December 31,		
	2022	2021	2020
Federal income tax provision at statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal income tax benefit	(0.6)	2.7	0.6
Foreign income tax rate differential	(5.4)	(3.3)	3.4
Tax effect of tax credits	0.1	(0.1)	(10.2)
Provision for (resolution of) tax matters	(1.4)	23.6	12.4
Rate changes due to enacted legislation	(0.1)	15.3	0.7
Change in reinvestment assertion	—	26.4	—
Effect of U.S. tax law change	(0.2)	2.8	(21.5)
Income inclusions from foreign subsidiaries	(0.6)	18.7	7.1
Stock-based compensation	0.7	3.9	1.4
Nondeductible officer's compensation	(0.3)	3.9	1.0
Valuation allowance	(15.2)	(3.1)	11.7
Tax effect of U.S. impairment	(1.5)	—	—
Recognition of non-U.S. intangible tax basis	—	(78.1)	—
Capitalized transaction costs	—	8.9	—
Pension termination, settlement and related	—	—	5.4
Prior year adjustments	9.3	7.1	4.5
Other	(0.7)	1.2	(1.7)
Actual tax rate	5.1 %	50.9 %	35.8 %

The lower income tax rate in the year ended December 31, 2022 was largely impacted by the $119.0 million goodwill impairment charge (refer to Note 6), and operating losses in the U.S. and Spunlace operations in France, for which no tax benefit was recorded.

The effective income tax rate for the year ended December 31, 2021 was unfavorably impacted by operating losses in the U.S., restructuring and other non-recurring costs for which no tax benefit was recorded.

The sources of deferred income taxes were as follows at December 31:

In thousands		2022		2021
Reserves	$	1,489	$	1,060
Environmental		3,562		3,970
Compensation		2,687		1,920
Pension		2,323		4,479
Post-retirement benefits		795		1,210
Research & development expenses		5,986		4,239
Inventories		1,984		—
Tax carryforwards		61,828		45,729
Interest limitation carryforwards		9,854		2,444
Other		1,689		—
Deferred tax assets		92,197		65,051
Valuation allowance		(52,960)		(24,526)
Net deferred tax assets		39,237		40,525
Property		(79,164)		(93,164)
Intangible assets		(1,549)		(14,063)
Inventories		—		(37)
Other		(3,591)		(5,201)
Deferred tax liabilities		(84,304)		(112,465)
Net deferred tax liabilities	$	(45,067)	$	(71,940)

Non-current deferred tax assets and liabilities are included in the following balance sheet captions:

		December 31,		
In thousands		2022		2021
Other assets	$	9,321	$	15,345
Deferred income taxes		54,388		87,285

At December 31, 2022, we had federal, state and foreign tax net operating loss ("NOL") carryforwards of $79.8 million, $193.6 million, and $127.5 million, respectively. These NOL carryforwards are available to offset future taxable income. $0.8 million of the federal NOL carryforward expires in 2037. The remaining $79.0 million of the federal NOL has an indefinite carryforward and never expires. The state NOL carryforwards expire at various times and in various amounts beginning in 2023. Certain foreign NOL carryforwards begin to expire after 2025.

The federal and state NOL carryforwards on the income tax returns filed included unrecognized tax benefits taken in prior years. The deferred tax assets recognized for financial statement purposes for such NOL carryforwards are presented net of these unrecognized tax benefits.

In addition, we had various federal tax credit carryforwards totaling $14.9 million which begin to expire in 2035 and state tax credit carryforwards totaling $3.0 million, which begin to expire in 2028.

As of December 31, 2022 and 2021, we had a valuation allowance of $53.0 million and $24.5 million, respectively, against net deferred tax assets, primarily due to uncertainty regarding the ability to utilize federal, state and foreign tax NOL carryforwards, federal and foreign interest limitation carryforwards and certain state tax credits. In assessing the need for a valuation allowance, management considers all available positive and negative evidence in its analysis. Based on this analysis, we recorded a valuation allowance for the portion of deferred tax assets where the weight of available evidence indicated it is more likely than not that the deferred tax assets will not be realized.

Tax credits and other incentives reduce tax expense in the year the credits are claimed. We recorded tax credits of $0.7 million, $0.0 million and $3.3 million in 2022, 2021 and 2020, respectively, related to research and development credits.

At December 31, 2022 and 2021, unremitted earnings of certain subsidiaries outside the United States deemed to be indefinitely reinvested totaled $130.0 million and $107.0 million, respectively. Because the unremitted earnings of those subsidiaries are deemed to be indefinitely reinvested as of December 31, 2022 and because we have no need for or plans to repatriate such earnings, no deferred tax liability has been recognized in our consolidated financial statements with regard to those subsidiaries. In 2021, we designated unremitted earnings of a subsidiary as not indefinitely reinvested. As of December 31, 2022, we have $2.6 million of deferred tax liabilities recorded with regard to the unremitted earnings of that subsidiary.

As of December 31, 2022, 2021 and 2020, we had $56.5 million, $55.7 million and $46.3 million of gross unrecognized tax benefits, respectively. As of December 31, 2022, if such benefits were to be recognized, approximately $53.0 million would be recorded as a component of income tax expense, thereby affecting our effective tax rate.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

In thousands	2022	2021	2020
Balance at January 1	$ 55,660	$ 46,259	$ 30,458
Increases in tax positions for prior years	—	38	13,866
Decreases in tax positions for prior years	(995)	(638)	(72)
Acquisition related:			
Purchase Accounting	—	12,718	—
Increases in tax positions for current year	3,644	3,683	4,400
Settlements	—	—	(1,101)
Lapse in statutes of limitation	(1,803)	(6,400)	(1,292)
Balance at December 31	$ 56,506	$ 55,660	$ 46,259

We, or one of our subsidiaries, file income tax returns with the United States Internal Revenue Service, as well as various state and foreign authorities. The following table summarizes tax years that remain subject to examination by major jurisdiction:

	Open Tax Years	
Jurisdiction	Examinations not yet initiated	Examination in progress
United States		
Federal	2014, 2015; 2019 - 2022	N/A
State	2018 - 2022	N/A
Canada[1]	2015 - 2020, 2022	2021
Germany[1]	2020 - 2022	2016 - 2019
France	2020 - 2022	N/A
United Kingdom	2021 - 2022	N/A
Philippines	2020 - 2022	2019

(1)   Includes provincial or similar local jurisdictions, as applicable.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Management performs a comprehensive review of its global tax positions on a quarterly basis and accrues amounts for uncertain tax positions. Based on these reviews and the result of discussions and resolutions of matters with tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are determined or resolved or as such statutes are closed. Due to potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible our gross unrecognized tax benefits may decrease within the next twelve months by a range of zero to $8.4 million. The majority of this range relates to tax positions taken in foreign jurisdictions.

We recognize interest and penalties related to uncertain tax positions as income tax expense. The following table summarizes information related to interest and penalties on uncertain tax positions:

In thousands	As of or for the year ended December 31,		
	2022	2021	2020
Accrued interest payable	$ 4,767	$ 3,947	$ 1,792
Accrued penalties	2,975	3,020	—
Interest expense	820	974	927

12.   STOCK-BASED COMPENSATION

On May 5, 2022, upon Board and shareholder approval, the Glatfelter Corporation 2022 Long-Term Incentive Plan became effective and is a successor plan to the P. H. Glatfelter Amended and Restated Long-Term Incentive Plan (collectively, the "LTIP"). The LTIP continues to provide for the issuance of Glatfelter common stock to eligible participants in the form of restricted stock units, restricted stock awards, non-qualified stock options, performance shares, incentive stock options and performance units. Furthermore, the LTIP increases the number shares previously available for issuance by 1,400,000 shares. As of December 31, 2022, there were 2,467,908 shares of common stock available for future issuance under the LTIP.

Pursuant to terms of the LTIP, we have issued to eligible participants restricted stock units ("RSUs"), performance share awards ("PSAs") and stock-only stock appreciation rights ("SOSARs").

Restricted Stock Units ("RSUs") and Performance Share Awards ("PSAs") Awards of RSUs and PSAs are made under our LTIP. The vesting of RSUs is generally based on the passage of time, generally over a three-year period or in certain instances the RSUs were issued with five-year cliff vesting. PSAs are issued to members of management and vesting is based on achievement of cumulative financial performance targets covering a two-year period followed by an additional one-year service period. The performance measures include a minimum, target and maximum performance level providing the grantees an opportunity to receive more or less shares than targeted depending on actual financial Performance. In addition, PSA awards include a modifier based on the three-year total shareholder return relative to a broad market index. For RSUs, the grant date fair value of the awards, or the closing price per common share on the date of the award, is used to determine the amount of expense to be recognized over the applicable service period. For PSAs, the grant date fair value is estimated using a lattice model. The significant inputs include the stock price, volatility, dividend yield, and risk-free rate of return. Settlement of RSUs and PSAs will be made in shares of our common stock currently held in treasury.

In 2022, we issued awards to employees of RSUs and PSAs under our LTIP. In 2022, 50% of fair value of the awards granted were RSUs, which vest based on the passage of time, generally over a graded three-year period or, in certain instances, the RSUs were cliff vesting after one or three years. In addition, some awards vest over one year or less depending upon the retirement eligibility of the grantees in the LTIP. The remaining 50% of the fair value of the awards granted in 2022 were PSAs. The PSAs awarded in 2022 vest based on either the achievement of cumulative financial performance targets covering a two-year period or based on the three-year total shareholder return relative to a broad market index. The performance measures include a minimum, target and maximum performance level providing the grantees an opportunity to receive more or less shares than targeted depending on actual financial performance.

In addition, in 2022, we issued 360,000 PSAs and 240,000 RSUs to our new CEO, Thomas Fahnemann, as part of his on-boarding compensation package. These PSAs have a 3-year service and performance requirement that is based on our stock price achieving certain levels during the performance period. Specifically, if the Company's closing stock price is $10 or higher for 20 consecutive days during the performance period, 50% of the award is achieved. If the stock price exceeds $18 per share for 20 consecutive days during the performance period 100% of the award is achieved. The RSUs vest over a three-year period with 50% vesting after two years and the remainder vesting after three years.

In 2022, in connection with his separation from the Company, certain unvested RSUs and PSAs of the former CEO were forfeited, and as a result, the Company recognized a stock-based compensation benefit of approximately $3.1 million which is included in Selling, general and administrative expense on the accompanying consolidated statements of income (loss).

For RSUs, the grant date fair value of the awards, or the closing price per common share on the date of the award, is used to determine the amount of expense to be recognized over the applicable service period. For PSAs, the grant date fair value is estimated using a lattice model. The significant inputs include the stock price, volatility, dividend yield, and risk-free rate of return. Settlement of RSUs and PSAs will be made in shares of our common stock currently held in treasury.

The following table summarizes RSU and PSA activity during the past three years:

Units	2022	2021	2020
Balance at January 1,	1,111,382	1,071,652	896,463
Granted	1,452,213	374,931	400,854
Forfeited	(582,457)	(103,499)	(89,483)
Shares delivered	(330,986)	(231,702)	(136,182)
Balance at December 31,	1,650,152	1,111,382	1,071,652

In thousands	2022	2021	2020
Compensation expense	$ 831	$ 5,063	$ 5,655

The amount granted in 2022, 2021 and 2020 includes 725,812, 162,480 and 171,150 PSAs, respectively, exclusive of reinvested dividends. The weighted average grant date fair value per unit for awards in 2022, 2021 and 2020 was $8.04, $16.71 and $16.65, respectively. As of December 31, 2022, unrecognized compensation expense for outstanding RSUs and PSAs totaled $4.7 million. The weighted average remaining period over which the expense will be recognized is 2.0 years.

Stock Only Stock Appreciation Rights The following table sets forth information related to outstanding SOSARs:

	2022		2021		2020	
SOSARs	Shares	Wtd Avg Exercise Price	Shares	Wtd Avg Exercise Price	Shares	Wtd Avg Exercise Price
Outstanding at January 1,	1,079,113	$ 20.42	1,082,413	$ 20.40	1,291,947	$ 20.05
Granted	—	—	—	—	—	—
Exercised	—	—	(3,300)	15.61	(58,460)	12.85
Canceled / forfeited	(309,569)	18.12	—	—	(151,074)	20.25
Outstanding at December 31,	769,544	$ 21.34	1,079,113	$ 20.42	1,082,413	$ 20.40
Exercisable at December 31,	769,544	21.34	1,079,113	20.42	1,082,413	20.40
Vested and expected to vest	769,544	21.34	1,079,113	20.42	1,082,413	20.40
Compensation expense (in thousands)	$ —		$ —		$ —	

Under terms of the SOSAR, the recipients receive the right to receive a payment in the form of shares of common stock equal to the difference, if any, in the fair market value of one share of common stock at the time of exercising the SOSAR and the exercise price. No SOSARs were issued during any of the past three years. As of December 31, 2022, all issued SOSARs were vested and the intrinsic value of SOSARs was zero and the remaining weighted average contractual life of outstanding SOSARs was 1.9 years.

13. RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

Prior to May 2019, we provided non-contributory retirement benefits under both funded and unfunded plans to all U.S. employees and to certain non-U.S. employees in Germany. As discussed in more detail below, we terminated our U.S. qualified pension plan effective June 30, 2019 and replaced the benefits with an enhanced 401(k) defined contribution plan. Participation and benefits under the plans were based upon the employees' date of hire. U.S. benefits accrued under the terminated pension plan was based on a final average pay formula or cash balance formula for salaried employees.

In December 2019, our Board of Directors approved the freezing of benefit accruals in the non-qualified pension plan for active participants effective December 31, 2019. As of January 1, 2020, each active participant's frozen non-qualified pension benefit was transferred to a newly approved Deferred Compensation Plan non-qualified benefit plan and will earn interest credits going forward.

The Deferred Compensation Plan also provides for employer contributions and, beginning in 2022, the Plan may provide for elective employee deferrals. Under the Deferred Compensation Plan, participants are eligible to receive annual Company contributions that such participants would have received under our 401(k) Savings Plan, but for certain limitations imposed by the Internal Revenue Code on 401(k) plan contributions ("Company Contributions"). Unless otherwise determined by the Compensation Committee, Company Contributions under the Deferred Compensation Plan will not exceed 7% of a participant's annual eligible compensation that is in excess of the Internal Revenue Code compensation limit for 401(k) plans.

As of December 31, 2022 and 2021, the remaining non-contributory pension plans are unfunded non-qualified plans. Non-U.S. benefits were based on average salary and years of service. We use a December 31-measurement date for all of our defined benefit plans.

We also provide certain health care benefits to eligible U.S.-based retired employees. Participation in the plan is closed to any salaried employees hired after December 31, 2006. For retirees prior to age 65, these benefits consists of either a Company provided fixed contribution, as determined on an annual basis, to the participant's health reimbursement account or providing group medical insurance coverage with a subsidy cap of $10,000 per year, as determined by date of retirement. For certain retirees over age 65, these benefits consists of a fixed payment to defray the costs of Medicare.

All information presented in the following tables represents amounts attributable to continuing operations.

In thousands	Pension Benefits 2022		2021	Other Benefits 2022		2021
Change in Benefit Obligation						
Balance at beginning of year	$	**44,885**	$ 47,333	$	**5,130**	$ 5,967
Service cost		**—**	—		**15**	29
Interest cost		**1,054**	974		**131**	127
Benefits paid		**(2,065)**	(2,247)		**(529)**	(1,078)
Plan amendments		**—**	—		**—**	6
Actuarial (gain)/loss		**(8,436)**	(203)		**(1,367)**	79
Effect of currency rate changes		**(709)**	(972)		**—**	—
Balance at end of year	$	**34,729**	$ 44,885	$	**3,380**	$ 5,130
Change in Plan Assets						
Fair value of plan assets at beginning of year	$	**—**	$ —	$	**—**	$ —
Total contributions		**2,065**	2,247		**529**	1,078
Benefits paid		**(2,065)**	(2,247)		**(529)**	(1,078)
Fair value of plan assets at end of year		**—**	—		**—**	—
Funded status at end of year	$	**(34,729)**	$ (44,885)	$	**(3,380)**	$ (5,130)

As of December 31, 2022, the non-qualified plans have an unfunded projected benefit obligation of $34.7 million.

Amounts recognized in the consolidated balance sheets consist of the following as of December 31:

In thousands	Pension Benefits 2022		2021	Other Benefits 2022		2021
Current liabilities	$	**(8,415)**	$ (2,096)	$	**(513)**	$ (852)
Other long-term liabilities		**(26,314)**	(42,789)		**(2,886)**	(4,278)
Net amount recognized	$	**(34,729)**	$ (44,885)	$	**(3,399)**	$ (5,130)

The components of amounts recognized as "Accumulated other comprehensive income" consist of the following on a pre-tax basis:

In thousands	Pension Benefits 2022		2021	Other Benefits 2022		2021
Prior service credit (cost)	$	**(127)**	$ (172)	$	**(21)**	$ (125)
Net actuarial gain (loss)		**(4,762)**	(14,189)		**984**	(382)

The weighted-average assumptions used in computing the benefit obligations above were as follows:

	Pension Benefits 2022	2021	Other Benefits 2022	2021
Discount rate – benefit obligation	**5.19 %**	2.42 %	**5.42 %**	2.70 %

The discount rates set forth above were estimated based on the modeling of expected cash flows for each of our benefit plans and selecting a portfolio of high-quality debt instruments with maturities matching the respective cash flows of each plan. The resulting discount rates as of December 31, 2022 ranged from 1.10% to 2.88% for pension plans and was 2.70% for the other benefit plans.

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

In thousands	2022	2021
Projected benefit obligation	$ **34,729**	$ 44,885
Accumulated benefit obligation	**34,729**	44,885
Fair value of plan assets	**—**	—

Net periodic benefit (income) expense includes the following components:

			Year ended December 31,			
In thousands		**2022**		2021		2020
Pension Benefits						
Interest cost	$	**1,054**	$	974	$	1,210
Amortization of prior service cost		**43**		48		48
Amortization of actuarial loss		**653**		790		655
Total net periodic benefit expense	$	**1,750**	$	1,812	$	1,913
Other Benefits						
Service cost	$	**15**	$	29	$	—
Interest cost		**131**		127		184
Amortization of prior service credit		**104**		(233)		(458)
Amortization of actuarial loss (gain)		**—**		47		(834)
Total net periodic benefit income	$	**250**	$	(30)	$	(1,108)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

			Year ended December 31,	
In thousands		**2022**		2021
Pension Benefits				
Actuarial gains	$	**(8,436)**	$	(203)
Recognized prior service costs		**(43)**		(48)
Recognized actuarial losses		**(653)**		(790)
Total recognized in other comprehensive (income) loss		**(9,132)**		(1,041)
Total recognized in net periodic benefit cost and other comprehensive loss	$	**(7,382)**	$	771
Other Benefits				
Actuarial (gain) loss	$	**(1,367)**	$	79
Amortization of actuarial loss		**—**		(47)
Total recognized in other comprehensive loss		**(1,367)**		32
Total recognized in net periodic benefit cost and other comprehensive loss	$	**(1,117)**	$	2

The weighted-average assumptions used in computing the net periodic benefit expense information above were as follows:

		Year ended December 31,	
	2022	2021	2020
Pension Benefits			
Discount rate – benefit expense	**2.42 %**	2.17 %	2.70 %
Other Benefits			
Discount rate – benefit expense	**2.70 %**	2.30 %	3.11 %

Assumed health care cost trend rates used to determine benefit obligations were no longer applicable to our plans at December 31, 2022. At December 31, 2021, they were as follows:

	2022	2021
Health care cost trend rate assumed for next year	—	5.30 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	4.50 %
Year that the rate reaches the ultimate rate	—	2037

Cash Flow Benefit payments expected to be made under our non-qualified pension plans and other benefit plans are summarized below:

In thousands	Pension Benefits		Other Benefits
2023	$	8,402	$	513
2024		2,379		465
2025		2,332		420
2026		2,270		405
2027		2,208		340
2028 through 2032		10,100		1,213

The 2023 expected payments include the expected distribution to the former CEO under the Final Average Compensation Pension plan in connection with their separation from the Company in 2022.

Defined Contribution Plans We maintain 401(k) plans for substantially all U.S.-based employees. Employees may contribute up to 50% of their earnings, subject to certain restrictions. We currently provide a minimum company contribution equal to 7% of eligible compensation. In addition, we have provided discretionary contributions resulting in total contributions equal to 7.5%, 10% and 11% of compensation in 2022, 2021 and 2020, respectively. The expense associated with our 401(k) plan was $2.7 million, $2.4 million and $2.0 million in 2022, 2021 and 2020, respectively.

14. INVENTORIES

Inventories, net of reserves were as follows:

		December 31,	
In thousands		2022	2021
Raw materials	$	109,166	$	87,448
In-process and finished		142,331	139,058
Supplies		57,939	53,014
Total	$	309,436	$	279,520

15. PLANT, EQUIPMENT AND TIMBERLANDS

Plant, equipment and timberlands at December 31 were as follows:

In thousands		2022	2021
Land	$	23,718	$	25,978
Building		228,310	210,371
Machinery, equipment & other		1,031,012	1,058,110
Accumulated depreciation		(645,404)	(591,803)
		637,636	702,656
Construction in progress		38,175	56,156
Total	$	675,811	$	758,812

As of December 31, 2022 and 2021, we had $5.2 million and $7.1 million, respectively, of accrued capital expenditures.

16. GOODWILL AND INTANGIBLE ASSETS

The following table sets forth information with respect to goodwill and other intangible assets:

In thousands	December 31, 2021		Impairment		Purchase price allocation adjustment		Translation		December 31, 2022
Goodwill									
Airlaid Materials	$	109,486	$	—	$	—	$	(4,291) $	105,195
Composite Fibers		78,438	(76,411)		—		(2,027)		—
Spunlace		48,241	(42,541)		(500)		(5,200)		—
Total	$	236,165	$	(118,952) $	(500) $		(11,518) $		105,195

Other Intangible Assets	December 31, 2021		Impairment		Amortization		Translation		December 31, 2022
Airlaid Materials									
Tradename	$	4,485	$	—	$	—	$	(1,043) $	3,442
Accumulated amortization		(603)		—	(170)		34		(739)
Net		3,882		—	(170)		(1,009)		2,703
Technology and related		17,825		—	—		(313)		17,512
Accumulated amortization		(4,552)		—	(1,131)		246		(5,437)
Net		13,273		—	(1,131)		(67)		12,075
Customer relationships and related		44,585			—		(1,433)		43,152
Accumulated amortization		(10,512)		—	(3,657)		598		(13,571)
Net		34,073		—	(3,657)		(835)		29,581
Composite Fibers									
Tradename - non-amortizing		3,601		(3,530)	—		(71)		—
Technology and related		38,614		(37,823)	—		(791)		—
Accumulated amortization		(19,224)		19,380	(424)		268		—
Net		19,390		(18,443)	(424)		(523)		—
Customer relationships and related		34,739		(34,046)	—		(693)		—
Accumulated amortization		(22,104)		22,351	(587)		340		—
Net		12,635		(11,695)	(587)		(353)		—
Spunlace									
Products and Tradenames		27,623			—		(333)		27,290
Accumulated amortization		(253)		—	(1,241)		(265)		(1,759)
Net		27,370		—	(1,241)		(598)		25,531
Technology and related		14,547			—		(175)		14,372
Accumulated amortization		(202)		—	(1,151)		(102)		(1,455)
Net		14,345		—	(1,151)		(277)		12,917
Customer relationships and related		28,003			—		(337)		27,666
Accumulated amortization		(268)		—	(1,487)		(48)		(1,803)
Net		27,735		—	(1,487)		(385)		25,863
Total intangibles		214,022		(75,399)	—		(5,189)		133,434
Total accumulated amortization		(57,718)		41,731	(9,848)		1,071		(24,764)
Net intangibles	$	156,304	$	(33,668) $	(9,848) $		(4,118) $		108,670

The following table sets forth information pertaining to amortization of intangible assets:

In thousands		2022		2021		2020
Aggregate amortization expense:	$	9,848	$	9,753	$	8,014
Estimated amortization expense:						
2023		8,852				
2024		8,852				
2025		8,852				
2026		8,852				
2027		8,852				

Intangible assets are amortized on a straight-line basis. We amortize trade and product names over 15 years to 20 years; technical know-how over 8 years to 20 years; and customer relationships over 11 years to 18 years. The remaining weighted average useful life of intangible assets was 13.8 years at December 31, 2022.

17. OTHER LONG-TERM ASSETS

Other long-term assets consist of the following:

		December 31,		
In thousands		2022		2021
Right-of-use asset operating leases	$	25,420	$	27,186
Deferred taxes		9,321		15,345
Restricted cash		4,902		8,378
Other		38,550		41,851
Total	$	78,193	$	92,760

18. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

		December 31,		
In thousands		2022		2021
Accrued payroll and benefits	$	32,863	$	31,205
Income taxes payable		6,179		11,746
Accrued rebates		4,328		6,327
Other accrued expenses		45,354		50,160
Total	$	88,724	$	99,438

19. LEASES

We enter into a variety of arrangements in which we are the lessee for the use of automobiles, forklifts and other production equipment, production facilities, warehouses and office space. We determine if an arrangement contains a lease at inception. All our lease arrangements are operating leases and are recorded in the consolidated balance sheet under the caption "Other assets" and the lease obligation is under "Other current liabilities" and "Other long-term liabilities." We currently do not have any finance leases.

Operating lease right of use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentives received. We use our incremental borrowing rate based on information available at the commencement date in determining the lease liabilities as our leases generally do not provide an implicit rate. Lease terms may include options to extend or terminate when we are reasonably certain that the option will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

We also have arrangements with both lease and non-lease components. We elected the practical expedients not to separate non-lease components from lease components for our real estate and automobile leases and the lack of need to reassess classification. We elected to apply the short-term lease measurement and recognition exemption in which ROU assets and lease liabilities are not recognized for arrangements less than twelve months in duration.

The following table sets forth information related to our leases as of the periods indicated.

		December 31,		
Dollars in thousands		2022		2021
Right of use asset	$	25,420	$	27,186
Weighted average discount rate		3.14 %		3.31 %
Weighted average remaining maturity (*years*)		21		26

The following table sets forth operating lease expense for the periods indicated:

		December 31,		
In thousands		2022		2021
Operating lease expense	$	5,867	$	5,742

The following table sets forth required minimum lease payments for the years indicated:

In thousands		
2023	$	4,862
2024		3,363
2025		2,414
2026		2,306
2027		2,210
Thereafter		20,148

20.   LONG-TERM DEBT

Long-term debt is summarized as follows:

		December 31,		
In thousands		2022		2021
Revolving credit facility, due Sep. 2026	$	118,685	$	10,000
4.750% Senior Notes, due Oct. 2029		500,000		500,000
Term loan, due Feb 2024		193,588		218,026
2.40% Term Loan, due Jun 2022		—		809
2.05% Term Loan, due Mar 2023		1,423		7,556
1.30% Term Loan, due Jun 2023		762		2,427
1.55% Term Loan, due Sep 2025		3,594		5,204
1.10% Term Loan, due Mar 2024		4,848		9,267
0.57% Term Loan, due Jul 2023		21,332		22,652
Total long-term debt		844,232		775,941
Less current portion		(40,435)		(26,437)
Unamortized deferred issuance costs		(10,545)		(11,429)
Long-term debt, net of current portion	$	793,252	$	738,075

On September 2, 2021, we entered into a restatement agreement as part of a Fourth Amended and Restated $400 million Revolving Credit Facility and a €220.0 million Term Loan (collectively, the "Credit Facility ") which matures September 6, 2026 and February 8, 2024, respectively.

Revolving Loans borrowings are available in U.S. Dollars, Euros, British Pound Sterling, and Canadian Dollars and the borrowing of Term Loans are available in Euros. The principal amount of the Term Loan amortizes in consecutive quarterly installments of principal, with each such quarterly installment to be in an amount equal to 1.25% of the Term Loan funded.

On May 9, 2022, we entered into an amendment to the Credit Agreement. The amendment: i) increases the permitted maximum ratio of consolidated total net debt to consolidated adjusted EBITDA ("leverage ratio"); ii) increases the maximum interest rate borrowing margin to be applied to the applicable index by 25 basis points; and iii) pledges as collateral substantially all domestic assets to secure obligations owed under the Credit Agreement. As amended, we are obligated to maintain a maximum ratio of consolidated total net debt to consolidated adjusted EBITDA of 6.75 to 1.0 until the quarter ended December 31, 2023, after which the maximum leverage ratio steps down to 4.0 to 1.0.

Borrowing rates for the Revolving Loans are determined at our option at the time of each borrowing. For all U.S. Dollar denominated Revolving Loan borrowings, the borrowing rate is either, (a) the bank's base rate which is equal to the greater of i) the prime rate; ii) the overnight bank funding rate plus 50 basis points; or iii) the daily Euro-rate plus 100 basis points plus an applicable spread over either i), ii) or iii) ranging from 12.5 basis points to 100 basis points based on the Company's leverage ratio and its corporate credit ratings determined by Standard & Poor's Rating Services and Moody's Investor Service, Inc. (the "Corporate Credit Rating"); or (b) the daily Euro-rate or EURIBOR-rate plus an applicable margin ranging from 112.5 basis points to 225 basis points based on the Company's leverage ratio and the Corporate Credit Rating. For the Term Loan and non-U.S. Dollar denominated borrowings, interest is based on (b) above.

The Credit Agreement contains a number of customary covenants for financings of this type that, among other things, restrict our ability to dispose of or create liens on assets, incur additional indebtedness, limits certain intercompany financing arrangements, make acquisitions and engage in mergers or consolidations. The Credit Agreement also contains covenants requiring a minimum interest coverage ratio and provisions limiting our ability to, among other things, (i) incur debt and guaranty obligations, (ii) incur liens, (iii) make loans, advances, investments and acquisitions, (iv) merge or liquidate, or (v) sell or transfer assets.

All remaining principal outstanding and accrued interest under the Revolving Credit Facility and the Term Loan will be due and payable on September 2, 2026 and February 8, 2024, respectively.

As of December 31, 2022, the leverage ratio, as calculated in accordance with the definition in our Credit Agreement, was 6.0x. A breach of these requirements would give rise to certain remedies under the Revolving Credit Facility, among which is the termination of the agreement.

On October 25, 2021, we issued $500 million aggregate principal amount of 4.750% senior notes due 2029 (the "Notes"). The Notes are guaranteed on a senior unsecured basis, jointly and severally, by each of our existing and future domestic restricted subsidiaries that guarantees our obligations under the Credit Agreement, and/or certain other indebtedness (the "Guarantees").

The Notes were issued pursuant to an indenture dated as of October 25, 2021 (the "Base Indenture"), as supplemented by the supplemental indenture dated as of October 25, 2021 (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture") among the Company, certain subsidiaries of the Company party thereto (the "Guarantors") and Wilmington Trust, National Association, as trustee.

The net proceeds from the offering of the Notes, together with cash on hand, were used to pay the purchase price of the Jacob Holm acquisition, to repay certain indebtedness of Jacob Holm, to repay outstanding revolving borrowings under the Revolving Credit Facility, and to pay estimated fees and expenses.

The Notes will mature on November 15, 2029. Interest on the Notes accrues at the rate of 4.750% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2022.

The Notes are redeemable, in whole or in part, at any time at the redemption prices specified in the underlying indenture. Prior to November 15, 2024, we may redeem some or all of the Notes at a "make-whole" premium as specified.

The Notes contain various covenants customary to indebtedness of this nature, including limitations on i) the amount of indebtedness that may be incurred; ii) certain restricted payments including common stock dividends; iii) distributions from certain subsidiaries; iv) sales of assets; v) transactions amongst subsidiaries; and vi) incurrence of liens on assets. In addition, the Notes contain cross default provisions that could result in all such notes becoming due and payable in the event of a failure to repay debt outstanding under the Credit Agreement at maturity or a default under the Credit Agreement that accelerates the debt outstanding thereunder. As of December 31, 2022, we met all of the requirements of our debt covenants.

Glatfelter Gernsbach GmbH ("Gernsbach"), a wholly-owned subsidiary of ours, entered into a series of borrowing agreements with IKB Deutsche Industriebank AG, Düsseldorf ("IKB"). Each of the borrowings require quarterly repayments of principal and interest and provide for representations, warranties and covenants customary for financings of these types. The financial covenants contained in each of the IKB loans, which relate to the minimum ratio of consolidated EBITDA to consolidated interest expense and the maximum ratio of consolidated total net debt to consolidated adjusted EBITDA, will be calculated by reference to our Credit Agreement.

In 2021, Gernsbach also entered into two fixed-rate non-amortizing term loans with certain financial institutions. Similar to the IKB loans discussed above, the financial covenants of these borrowings are calculated by reference to the Credit Agreement.

Aggregated unamortized deferred debt issuance costs incurred in connection with all of our outstanding debt totaled $10.5 million at December 31, 2022. The deferred costs are being amortized on a straight-line basis over the life of the underlying instruments. Amortization expense related to deferred debt issuance costs totaled $1.9 million, $0.9 million and $0.6 million in 2022, 2021 and 2020, respectively.

The following schedule sets forth the amortization of our term loan agreements together with the maturity of our other long-term debt during the indicated year.

In thousands		
2023	$	40,435
2024		184,132
2025		980
2026		—
2027		118,685
Thereafter		500,000

Glatfelter Corporation guarantees all debt obligations of its subsidiaries. All such obligations are recorded in these consolidated financial statements.

As of December 31, 2022 and 2021, we had $4.7 million and $6.7 million, respectively, of letters of credit issued to us by certain financial institutions. The letters of credit, which reduce amounts available under our revolving credit facility, provide financial assurances for the performance of long-term monitoring activities associated with the Fox River environmental matter and for the benefit of certain state workers compensation insurance agencies in conjunction with our self-insurance program. We bear the credit risk on this amount to the extent that we do not comply with the provisions of certain agreements. No amounts are outstanding under the letters of credit.

21.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The amounts reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable and short-term debt approximate fair value. The following table sets forth the carrying value and fair value of long-term debt as of December 31:

	2022		2021	
In thousands	Carrying Value	Fair Value	Carrying Value	Fair Value
Revolving credit facility, due Sep. 2026	$ 118,685	$ 118,685	$ 10,000	$ 10,000
4.750% Senior Notes, due Oct. 2029	500,000	301,250	500,000	516,875
Term loan, due Feb. 2024	193,588	188,998	218,026	218,026
2.40% Term Loan, due Jun. 2022	—	—	809	813
2.05% Term Loan, due Mar. 2023	1,423	1,418	7,556	7,616
1.30% Term Loan, due Jun. 2023	762	754	2,427	2,433
1.55% Term Loan, due Sep. 2025	3,594	3,430	5,204	5,234
1.10% Term Loan, due Mar. 2024	4,848	4,721	9,267	9,252
0.57% Term Loan, due Jul. 2023	21,332	20,932	22,652	22,657
Total long-term debt	$ 844,232	$ 640,188	$ 775,941	$ 792,906

The values set forth above are based on observable inputs and other relevant market data (Level 2). The fair value of financial derivatives is set forth below in Note 22 – "*Financial Derivatives and Hedging Activities.*"

22.   FINANCIAL DERIVATIVES AND HEDGING ACTIVITIES

As part of our overall risk management practices, we enter into financial derivatives primarily designed to either i) hedge foreign currency risks associated with forecasted transactions – "cash flow hedges"; ii) mitigate the impact that changes in currency exchange rates have on intercompany financing transactions and foreign currency denominated receivables and payables – "foreign currency hedges"; or iii) convert variable interest rate debt to fixed rates.

Derivatives Designated as Hedging Instruments - Cash Flow Hedges We designate certain currency forward contracts as cash flow hedges of forecasted raw material purchases, certain production costs or capital expenditures with exposure to changes in foreign currency exchange rates. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges of foreign exchange risk are deferred as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets. With respect to hedges of forecasted raw material purchases or production costs, the amount deferred is subsequently reclassified into costs of products sold in the period that inventory produced using the hedged transaction affects earnings. For hedged capital expenditures, deferred gains or losses are reclassified and included in the historical cost of the capital asset and subsequently affect earnings as depreciation is recognized.

We had the following outstanding derivatives that were used to hedge foreign exchange risks associated with forecasted transactions and designated as hedging instruments:

	December 31,	
In thousands	**2022**	2021
Derivative		
Sell/Buy - sell notional		
Euro / British Pound	**18,961**	18,823
U.S. Dollar / British Pound	**34,501**	16,205
U.S. Dollar / Euro	**824**	658
Sell/Buy - buy notional		
Euro / Philippine Peso	**1,030,114**	896,291
British Pound / Philippine Peso	**1,144,839**	1,121,183
Euro / U.S. Dollar	**78,435**	108,467
U.S. Dollar / Canadian Dollar	**36,423**	36,904

These contracts have maturities of eighteen months or less.

On June 15, 2022, we terminated a €180 million notional value floating-to-fixed interest rate swap agreement with certain financial institutions that was entered into in October 2019 and was to mature in December 2022. During the life of the swap, we paid a fixed interest rate of the applicable margin plus 0.0395% on €180 million of the underlying variable rate term loan. We received the greater of 0.00% or EURIBOR. At termination, we recognized a deferred gain of $0.4 million that will be amortized into interest expense through December 2022.

Derivatives Designated as Hedging Instruments – Net Investment Hedge The €220 million Term Loan discussed in Note 20 – "*Long-Term Debt*" is designated as a net investment hedge of our Euro functional currency foreign subsidiaries. During 2022, we recognized a pre-tax gain of $10.8 million and in 2021 a pre-tax gain of $18.6 million on the remeasurement of the term loan from changes in currency exchange rates. Such amounts are recorded as a component of Other Comprehensive Income (Loss).

On September 6, 2022, we terminated a $150.0 million cross currency swap agreement with certain financial institutions that was entered into in March 2022 and was to mature in May 2025. Pursuant to the terms of the swap, we agreed to receive 4.750% interest denominated in U.S. dollars and we agreed to pay 3.06% interest denominated in euros. We designated the cross-currency swap as a hedge of our net investment in certain euro functional currency subsidiaries. We collected cash proceeds of approximately $15.2 million upon termination. The gain associated with the swap remains in accumulated other comprehensive loss.

Derivatives Not Designated as Hedging Instruments - Foreign Currency Hedges We also enter into forward foreign exchange contracts to mitigate the impact changes in currency exchange rates have on balance sheet monetary assets and liabilities. None of these contracts are designated as hedges for financial accounting purposes and, accordingly, changes in value of the foreign exchange forward contracts and in the offsetting underlying on-balance-sheet transactions are reflected in the accompanying consolidated statements of income (loss) under the caption "Other, net."

In thousands	December 31,	
	2022	2021
Derivative		
Sell/Buy - sell notional		
U.S. Dollar / British Pound	**28,600**	26,600
British Pound / Euro	2,800	3,400
U.S. Dollar / Swiss Franc	**—**	2,180
British Pound / Swiss Franc	**2,535**	1,025
Euro / Swiss Franc	**—**	2,750
Euro / U.S. Dollar	**9,630**	11,000
Sell/Buy - buy notional		
Euro / U.S. Dollar	**2,900**	20,900
British Pound / Euro	**15,950**	5,300
Swiss Franc / Euro	**2,250**	—
Swiss Franc / U.S. Dollar	**930**	—
Chinese Yuan / U.S. Dollar	**4,400**	—

These contracts have maturities of one month from the date originally entered into.

Fair Value Measurements

The following table summarizes the fair values of derivative instruments as of December 31 for the year indicated and the line items in the accompanying consolidated balance sheets where the instruments are recorded:

In thousands	December 31,		December 31,	
	2022	2021	**2022**	2021
Balance sheet caption	Prepaid Expenses and Other Current Assets		Other Current Liabilities	
Designated as hedging:				
Forward foreign currency exchange contracts	$ **1,795**	$ 3,197	$ **2,368**	$ 288
Interest rate swap	**—**	—	**—**	44
Not designated as hedging:				
Forward foreign currency exchange contracts	**797**	701	**317**	116

The amounts set forth in the table above represent the net asset or liability giving effect to rights of offset with each counterparty.

The following table summarizes the amount of income or loss from derivative instruments recognized in our results of operations for the periods indicated and the line items in the accompanying consolidated statements of income (loss) where the results are recorded:

In thousands	Year ended December 31,		
	2022	2021	2020
Designated as hedging:			
Forward foreign currency exchange contracts:			
Cost of products sold	$ **(7,896)**	$ (382)	$ (5,503)
Interest expense	**(335)**	85	83
Not designated as hedging:			
Forward foreign currency exchange contracts:			
Other – net	**1,240**	2,666	1,679

The impact of activity not designated as hedging was substantially all offset by the remeasurement of the underlying on-balance sheet item.

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described in Note 2 – "*Accounting Policies*."

The fair values of the foreign exchange forward contracts are considered to be Level 2. These contracts are valued using foreign currency forward and interest rate curves. The fair value of each contract is determined by comparing the contract rate to the forward rate and discounting to present value. Contracts in a gain position are recorded in the accompanying consolidated balance sheets under the caption "Prepaid expenses and other current assets" and the value of contracts in a loss position is recorded under the caption "Other current liabilities."

A rollforward of fair value amounts recorded as a component of accumulated other comprehensive income is as follows:

In thousands	2022		2021	
Balance at January 1,	$	2,889	$	(3,460)
Deferred gains on cash flow hedges		5,584		6,646
Reclassified to earnings		(8,231)		(297)
Balance at December 31,	$	242	$	2,889

We expect substantially all of the amounts recorded as a component of accumulated other comprehensive income will be realized in results of operations within the next twelve to eighteen months and the amount ultimately recognized will vary depending on actual market rates.

Credit risk related to derivative activity arises in the event a counterparty fails to meet its obligations to us. This exposure is generally limited to the amounts, if any, by which the counterparty's obligations exceed our obligation to them. Our policy is to enter into contracts only with financial institutions which meet certain minimum credit ratings.

23. SHAREHOLDERS' EQUITY

The following table summarizes outstanding shares of common stock:

	Year ended December 31,		
In thousands	2022	2021	2020
Shares outstanding at beginning of year	44,549	44,368	44,248
Treasury shares issued for:			
Restricted stock awards	245	181	110
Employee stock options exercised	—	—	10
Shares outstanding at end of year	44,794	44,549	44,368

24. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

Contractual Commitments The following table summarizes the minimum annual payments due on noncancellable operating leases and other similar contractual obligations having initial or remaining terms in excess of one year:

In thousands	Leases		Other	
2023	$	4,862	$	32,750
2024		3,363		3,085
2025		2,414		—
2026		2,306		—
2027		2,210		—
Thereafter		20,148		—

Other contractual obligations primarily represent unconditional purchase obligations under energy supply contracts. At December 31, 2022, required minimum annual payments due under operating leases and other similar contractual obligations aggregated $35.3 million and $35.8 million, respectively.

Fox River - Neenah, Wisconsin

Background We have previously reported that we face liabilities associated with environmental claims arising out of the presence of polychlorinated biphenyls ("PCBs") in sediments in the lower Fox River, on which our former Neenah facility was located, and in the Bay of Green Bay, Wisconsin (collectively, the "Site"). Since the early 1990s, the United States, the State of Wisconsin and two Indian tribes (collectively, the "Governments") have pursued a cleanup of a 39-mile stretch of river from Little Lake Butte des Morts into Green Bay and natural resource damages ("NRDs"). The United States originally notified several entities that they were potentially responsible parties ("PRPs"); however, after giving effect to settlements reached with the Governments, the remaining PRPs exposed to continuing obligations to implement the remainder of the cleanup consist of us, Georgia-Pacific Consumer Products, L.P. ("Georgia-Pacific") and NCR Corporation. The United States Environmental Protection Agency ("EPA") has divided the Site into five "operable units," including the most upstream portion of the Site on which our facility was located ("OU1") and four downstream reaches of the river and bay ("OU2-5").

Over the past several years, we and certain other PRPs completed all remedial actions pursuant to applicable consent decrees or a Unilateral Administrative Order. In January 2019, we reached an agreement with the United States, the State of Wisconsin, and Georgia-Pacific to resolve all remaining claims among those parties. Under the Glatfelter consent decree, we are primarily responsible for long-term monitoring and maintenance in OU2-OU4a and for reimbursement of government oversight costs paid after October 2018. Finally, we remain responsible for our obligation to continue long-term monitoring and maintenance under our OU1 consent decree.

Cost estimates Our remaining obligations under the OU1 consent decree consist of long-term monitoring and maintenance. Furthermore, we are primarily responsible for long-term monitoring and maintenance in OU2-OU4a over a period of at least 30 years. The monitoring activities consist of, among others, testing fish tissue, sampling water quality and sediment, and inspections of the engineered caps. In 2018, we entered into a fixed-price, 30-year agreement with a third party for the performance of all of our monitoring and maintenance obligations in OU1 through OU4a with limited exceptions, such as, for extraordinary amounts of cap maintenance or replacement. Our obligation under this agreement is included in our total reserve for the Site. We are obligated to make the regular payments under that fixed-price contract until the remaining amount due is less than the OU1 escrow account balance. We are permitted to pay for this contract using the remaining balance of the escrow account established by us and WTM I Company ("WTM I") another PRP, under the OU1 consent decree during any period that the balance in the escrow account exceeds the amount due under our fixed-price contract. As of December 31, 2022, the escrow account balance, which is included in the consolidated balance sheet under the caption "Other assets" totaled $8.8 million which is less than amounts due under the fixed-price contract by approximately $1.2 million. Our obligation to pay this difference is secured by a letter of credit.

Under the consent decree, we are responsible for reimbursement of government oversight costs paid from October 2018 and later over approximately the next 30 years.

Reserves for the Site Our reserve for past and future government oversight costs and long-term monitoring and maintenance is set forth below:

	Year ended December 31,	
In thousands	**2022**	2021
Balance at January 1,	$ **16,200**	$ 18,455
Payments	**(1,848)**	(2,458)
Accretion	**195**	203
Balance at December 31,	$ **14,547**	$ 16,200

The payments set forth above represent payments for government oversight costs for amounts due under the long-term monitoring and maintenance agreement. Of our total reserve for the Fox River, $2.2 million is recorded in the accompanying December 31, 2022, consolidated balance sheet under the caption "Environmental liabilities" and the remaining $12.3 million is recorded under the caption "Other long-term liabilities."

Range of Reasonably Possible Outcomes. Based on our analysis of all available information, including but not limited to decisions of the courts, official documents such as records of decision, discussions with legal counsel, cost estimates for future monitoring and maintenance and other post-remediation costs to be performed at the Site, we do not believe that our costs associated with the Fox River matter could exceed the aggregate amounts accrued by a material amount.

25. SEGMENT AND GEOGRAPHIC INFORMATION

The following table sets forth net sales, profitability and other information by segment:

		Year ended December 31,				
In thousands, except per share		**2022**		2021		2020
Net Sales						
Airlaid Material	$	**601,514**	$	470,250	$	391,409
Composite Fibers		**523,863**		556,807		525,089
Spunlace		**365,949**		57,637		—
Total	$	**1,491,326**	$	1,084,694	$	916,498
Operating income (loss)						
Airlaid Material	$	**54,809**	$	42,244	$	46,304
Composite Fibers		**16,923**		37,422		52,094
Spunlace		**(9,289)**		(1,338)		—
Other and unallocated		**(226,394)**		(49,714)		(49,242)
Total	$	**(163,951)**	$	28,614	$	49,156
Depreciation and amortization						
Airlaid Material	$	**30,114**	$	28,101	$	22,416
Composite Fibers		**19,632**		27,690		26,175
Spunlace		**11,850**		1,693		—
Other and unallocated		**5,128**		3,937		8,009
Total	$	**66,724**	$	61,421	$	56,600
Capital expenditures						
Airlaid Material	$	**9,691**	$	8,431	$	9,311
Composite Fibers		**15,730**		11,912		13,262
Spunlace		**6,689**		3,810		—
Other and unallocated		**5,630**		5,884		5,563
Total	$	**37,740**	$	30,037	$	28,136
Tons shipped (metric)						
Airlaid Material		**164,844**		148,134		136,661
Composite Fibers		**103,092**		132,196		134,758
Spunlace		**72,725**		12,514		—
Total		**340,661**		292,844		271,419
Plant, equipment and timberlands, net						
Airlaid Material	$	**347,142**	$	371,324	$	295,806
Composite Fibers		**145,959**		202,445		225,444
Spunlace		**159,648**		161,478		—
Other and unallocated		**23,062**		23,565		22,017
Total	$	**675,811**	$	758,812	$	543,267

Results of individual operating segments are presented based on our management accounting practices and management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to accounting principles generally accepted in the United States of America; therefore, the financial results of individual segments are not necessarily comparable with similar information for any other company. The management accounting process uses assumptions and allocations to measure performance of the operating segments. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. The costs incurred by support areas not directly aligned with the operating segments are allocated primarily based on an estimated utilization of support area services.

Management evaluates results of operations of the operating segments before pension expense, certain corporate level costs, and the effects of certain gains or losses not considered to be related to the core business operations. Management believes that this is a more meaningful representation of the operating performance of its core businesses, the profitability of segments and the extent of cash flow generated from these core operations. Such amounts are presented under the caption "Other and Unallocated." In the evaluation of operating segment results, management does not use any measures of total assets. This presentation is aligned with the management and operating structure of our company. It is also on this basis that the Company's performance is evaluated internally and by the Company's Board of Directors.

Our Airlaid Materials segment is a leading global supplier of highly absorbent cellulose-based airlaid nonwoven materials used in the following categories:

- Feminine hygiene and other hygiene applications;
- Specialty wipes;
- Tabletop;
- Adult incontinence;
- Home care;
- Food pads; and
- Other consumer and industrial products.

The Composite Fibers segment serves customers globally and focuses on higher value-added products in the following categories:

- Food & beverage;
- Technical specialties;
- Wallcovering;
- Composite laminates; and
- Metallized products.

The Spunlace segment is a global leading specialist manufacturer of premium quality spunlace nonwovens for critical cleaning, high-performance materials, personal care, hygiene and medical applications. The categories served by Spunlace include:

- Consumer wipes;
- Critical cleaning;
- Health care;
- Hygiene;
- High performance; and
- Beauty care.

Disaggregated net sales by categories and geographic region for the segments is presented in Item 8 Financial Statements and Supplementary Data, Note 8 – "*Revenue.*"

In 2022, 2021 and 2020, approximately 15%, 16% and 16%, respectively, of our consolidated net sales were from sales to Procter & Gamble Company, a customer in the Airlaid Materials and Spunlace segments.

Our net sales to external customers and location of net plant, equipment and timberlands are summarized below. Net sales are attributed to countries based upon origin of shipment.

	2022		2021		2020	
In thousands	Net sales	Plant, Equipment and Timberlands – Net	Net sales	Plant, Equipment and Timberlands – Net	Net sales	Plant, Equipment and Timberlands – Net
United States	$ 508,679	$ 317,191	$ 255,086	$ 326,668	$ 166,131	$ 103,570
Germany	537,363	194,586	513,043	251,375	489,655	286,591
United Kingdom	74,487	43,015	82,144	50,420	73,604	50,140
Canada	146,393	61,516	120,808	65,291	112,128	68,975
Other	224,404	59,503	113,613	65,057	74,980	33,991
Total	$ 1,491,326	$ 675,811	$ 1,084,694	$ 758,812	$ 916,498	$ 543,267

26. SUBSEQUENT EVENT

On February 20, 2023, the Company signed a debt financing commitment letter with Angelo, Gordon & Co., L.P. ("Angelo Gordon"), in which Angelo Gordon has committed to provide the Company with €250 million of senior secured term loans (the "Term Loans"), which the Company will use, in part, to refinance its €220.0 million term loan that matures in February 2024. The Term Loans will be borrowed by Glatfelter Luxembourg S.à r.l. and guaranteed by the Company and substantially all of its subsidiaries located in the United States, Canada, Germany, England & Wales, Scotland and Northern Ireland, Luxembourg, Malta and Switzerland. The Term Loans will be secured on a first lien basis by the German, English & Welsh, Scottish and Northern Irish, Luxembourg, Maltese and Swiss loan parties' assets, and on a second lien basis by the United States and Canadian loan parties' assets, in each case subject to customary exceptions and limitations.

The Term Loans will mature in March 2029 and bear interest at a fixed rate of 11.25%, of which the Company can elect to pay up to 5% in kind during the initial 24 months after closing, and will not be subject to any amortization requirements. The Term Loans will be subject to a make-whole premium for the initial 18 months after closing, will be callable at a 5.5% premium in months 19 to 36, a 2.75% premium in months 37 to 48, and at par thereafter.

The credit agreement for the Term Loans is expected to contain representations, warranties, covenants and events of default based on the respective provisions in the Existing Revolving Credit Facility, subject to customary exceptions and limitations for this type of financing.

ITEM 9 **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES**

None.

ITEM 9A **CONTROLS AND PROCEDURES**

Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer have, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of December 31, 2022, concluded that, as of the evaluation date, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management's report on the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and the related report of our independent registered public accounting firm are included in Item 8 – Financial Statements and Supplementary Data.

Changes in Internal Control over Financial Reporting

During the three months ended December 31, 2022, we completed the implementation of new enterprise resource planning and manufacturing systems for our Spunlace's Asheville, North Carolina, U.S.A and Soultz, France locations. In addition, we incorporated Spunlace's internal controls into our control structure. The integration of Spunlace's internal controls is considered a material change in our internal control over financial reporting. There were no other changes in our internal control over financial reporting during the three months ended December 31, 2022, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B **OTHER INFORMATION**

None.

ITEM 9C **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

None.

PART III

ITEM 10 **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

Directors The information with respect to directors required under this Item is incorporated herein by reference to our Proxy Statement, to be dated on or about March 30, 2023. Our board of directors has determined that, based on the relevant experience of the members of the Audit Committee, four of the five members are *audit committee financial experts* as this term is set forth in the applicable regulations of the SEC.

Executive Officers of the Registrant The information with respect to the executive officers required under this Item is incorporated herein by reference to "Executive Officers" as set forth in Part I, page 12 of this report.

We have adopted a Code of Business Ethics for the CEO and Senior Financial Officers (the "Code of Business Ethics") in compliance with applicable rules of the Securities and Exchange Commission that applies to our chief executive officer, chief financial officer and our principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Business Ethics is filed as an exhibit to this Annual Report on Form 10-K and is available on our website, free of charge, at www.glatfelter.com.

ITEM 11   *EXECUTIVE COMPENSATION*

The information required under this Item is incorporated herein by reference to our Proxy Statement, to be dated on or about March 30, 2023.

ITEM 12   *SECURITY OWNERSHIP OF CERTAIN* **BENEFICIAL** *OWNERS AND MANAGEMENT*

The information required under this Item is incorporated herein by reference to our Proxy Statement, to be dated on or about March 30, 2023.

ITEM 13   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required under this Item is incorporated herein by reference to our Proxy Statement, to be dated on or about March 30, 2023.

ITEM 14   *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required under this Item is incorporated herein by reference to our Proxy Statement, to be dated on or about March 30, 2023.

Our Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

PART IV

ITEM 15   *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a)	1.		Our Consolidated Financial Statements as follows are included in Part II, Item 8:
		i.	Consolidated Statements of Income (Loss) for the years ended December 31, 2022, 2021 and 2020
		ii.	Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020
		iii.	Consolidated Balance Sheets as of December 31, 2022 and 2021
		iv.	Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020
		v.	Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022, 2021 and 2020
		vi.	Notes to Consolidated Financial Statements
(a)	2.		Financial Statement Schedules (Consolidated) included in Part IV:
		i.	Schedule II -Valuation and Qualifying Accounts - for years ended December 31, 2022, 2021 and 2020
(a)	3.		Exhibits
			See Index to Exhibits

ITEM 16   *FORM 10-K SUMMARY*

None

Index to Exhibits
Item 15(a)(3)

Exhibit Number	Description of Documents	Exhibit	Incorporated by Reference to Filing
2.1	Share Purchase Agreement, dated July 22, 2021, by and among Glatfelter Corporation, PHG Tea Leaves, Inc., Ammon Ammon AG and the ultimate owners of Ammon Ammon AG ‡	2.1	Form 8-K filed July 23, 2021
2.2	Share Purchase Agreement, dated January 5, 2021, by and between GPPC Equity Holdings LLC and Glatfelter Corporation †	2.3	Form 10-K filed Feb. 25, 2021
3.1	Glatfelter Corporation Amended and Restated Articles of Incorporation	3.2	Form 8-K filed November 18, 2022
3.2	Glatfelter Corporation Amended and Restated By-Laws (Amended and Restated as of December 2, 2022)	3.1	Form 8-K/A filed December 6, 2022
4.1	Indenture, dated as of October 25, 2021, among Glatfelter Corporation, the subsidiaries of Glatfelter Corporation party thereto and Wilmington Trust, National Association, as trustee.	4.1	Form 8-K filed Oct. 25, 2021
4.2	Supplemental Indenture, dated as of October 25, 2021, among Glatfelter Corporation, the subsidiaries of Glatfelter Corporation party thereto and Wilmington Trust, National Association, as trustee.	4.2	Form 8-K filed Oct. 25, 2021
4.3	Form of 4.750% Senior Note due 2029 (included as Exhibit A to the Supplemental Indenture filed as Exhibit 4.2).	4.2	Form 8-K filed Oct. 25, 2021
4.4	Description of securities, filed herewith.		
10.1	Glatfelter Corporation 2022 Long-Term Incentive Plan	99.1	Form S-8 filed May 11, 2022
10.2	Form of Restricted Stock Unit Award Certificate (form effective as of May 5, 2022)	10.3	Form 10-Q filed August 2, 2022
10.3	Form of Performance Share Award Certificate (form effective as of May 5, 2022)	10.4	Form 10-Q filed August 2, 2022
10.4	Form of Restricted Stock Unit Award Certificate for CEO (form effective as of May 5, 2022)	10.5	Form 10-Q filed August 2, 2022
10.5	Form of Performance Share Award Certificate for CEO (form effective as of May 5, 2022)	10.6	Form 10-Q filed August 2, 2022
10.6	Form of Non-Employee Director Restricted Stock Unit Award Certificate (form effective as of May 5, 2022)	10.7	Form 10-Q filed August 2, 2022
10.7	Fourth Restatement Agreement, dated September 2, 2021, by and among Glatfelter Corporation, PNC Bank National Association, and the other lenders party thereto (the Fourth Amended and Restated Credit Agreement is appended as Exhibit A to the Fourth Restatement Agreement).	10.1	Form 8-K filed Sep. 2, 2021
10.8	First Amendment to Fourth Amended and Restated Credit Agreement	10.1	Form 8-K filed May 10, 2022

10.9	Loan Agreement, dated April 11, 2013, by and among Glatfelter Gernsbach GmbH & Co. KG. and IKB Deutsche Industriebank AG, Düsseldorf.	10.1	Form 10-Q filed May 9, 2013
10.10	Guaranty, dated April 17, 2013, executed by the P. H. Glatfelter Company (as Guarantor) in favor of IKB Deutsche Industriebank AG.	10.2	Form 10-Q filed May 9, 2013
10.11	P. H. Glatfelter Company Amended and Restated 2005 Management Incentive Plan, effective January 1, 2015. **	10.1	Form 8-K filed May 8, 2015
10.12	P. H. Glatfelter Company Supplemental Long Term Disability Plan, dated February 25, 2014, between P. H. Glatfelter Company and certain employees. **	10.1	Form 10-Q filed May 2, 2014
10.13	P. H. Glatfelter Company Supplemental Management Pension Plan (amended and restated effective January 1, 2008). **	10(d)	Form 10-K filed Mar. 8, 2013
10.14	P. H. Glatfelter Company Supplemental Executive Retirement Plan (Amended and Restated). **	10.1	Form 10-Q filed Jul. 30, 2019
10.15	Amendment No. 2019-1 to the P. H. Glatfelter Company Supplemental Management Pension Plan. **	10.2	Form 10-Q filed Jul. 30, 2019
10.16	Glatfelter Switzerland Sàrl Retirement Pension Plan for management employees. **	10.12	Form 10-K filed Feb. 26, 2020
10.17	Form of Stock-Only Stock Appreciation Right Award Certificate (form effective February 26, 2014). **	10.3	Form 10-Q filed May 2, 2014
10.18	Non-Competition and Non-Solicitation Agreement by and between P. H. Glatfelter Company and Dante C. Parrini, dated July 2, 2010. **	10.1	Form 8-K filed Jul. 6, 2010
10.19	Long Term Employment Contract between Glatfelter Switzerland Gmbh, a wholly-owned subsidiary, and Wolfgang Laures, effective January 1, 2020. **	10.21	Form 10-K filed Feb. 26, 2020
10.20	Form of Change in Control Employment Agreement by and between P. H. Glatfelter Company and certain employees (form effective as of March 7, 2008). **	10(j)	Form 10-K filed Mar. 13, 2009
10.21	Form of Change in Control Employment Agreement by and between P. H. Glatfelter Company and certain employees (form effective as of August 5, 2013). **	10(q)	Form 10-K filed Mar. 3, 2014
10.22	Schedule of Change in Control Employment Agreements. **	10.22	Form 10-K filed Feb. 25, 2022
10.23	Summary of Non-Employee Director Compensation, effective January 1, 2020. **	10.25	Form 10-K filed Feb. 26, 2020
10.24	P. H. Glatfelter Company Deferred Compensation Plan for Directors, effective as of January 1, 2007. **	10(k)	Form 10-K filed Mar. 8, 2013
10.25	Form of Director's and Officer's Indemnification Agreement. **	10.1	Form 8-K filed Dec. 19, 2017
10.26	Guidelines for Executive Severance. **	10.2	Form 8-K filed . Jul. 6, 2010
10.27	Consent Decree between P. H. Glatfelter Company, Georgia-Pacific Consumer Products LP, the United States of America and the State of Wisconsin, dated March 14, 2019.	10.2	Form 10-Q filed Apr. 30, 2019
14.1	Code of Business Ethics for the CEO and Senior Financial Officers of Glatfelter.	14.1	Form 10-K filed Feb. 25, 2022
21.1	Subsidiaries of Glatfelter Corporation, filed herewith.		
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.		
31.1	Certification of Thomas M. Fahnemann, President and Chief Executive Officer of Glatfelter, pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002, filed herewith.		
31.2	Certification of Ramesh Shettigar, Senior Vice President, Chief Financial Officer and Treasurer of Glatfelter, pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002, filed herewith.		
32.1	Certification of Thomas M. Fahnemann, President and Chief Executive Officer of Glatfelter, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, furnished herewith.		
32.2	Certification of Ramesh Shettigar, Senior Vice President, Chief Financial Officer and Treasurer of Glatfelter, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, furnished herewith.		
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data file because its iXBRL tags are embedded within the Inline XBRL document.		
101.SCH	Inline XBRL Taxonomy Extension Schema Document.		
101.CAL	Inline XBRL Extension Calculation Linkbase Document.		
101.DEF	Inline XBRL Extension Definition Linkbase Document.		
101.LAB	Inline XBRL Extension Label Linkbase Document.		
101.PRE	Inline XBRL Extension Presentation Linkbase Document.		
104	Cover Page Interactive Data File (formatted as an inline XBRL and contained in Exhibit 101).		

‡   Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Glatfelter Corporation agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

†   Portions of this exhibit and the exhibits and schedules thereto, marked by brackets, have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

**   Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLATFELTER CORPORATION
(Registrant)

February 27, 2023

By   /s/ Thomas M. Fahnemann

Thomas M. Fahnemann
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

Date	Signature	Capacity
February 27, 2023	/s/ Thomas M. Fahnemann Thomas M. Fahnemann President and Chief Executive Officer	Principal Executive Officer and Director
February 27, 2023	/s/ Ramesh Shettigar Ramesh Shettigar Senior Vice President, Chief Financial Officer and Treasurer	Principal Financial Officer
February 27, 2023	/s/ David C. Elder David C. Elder Vice President, Finance and Chief Accounting Officer	Principal Accounting Officer
February 27, 2023	/s/ Kevin M. Fogarty Kevin M. Fogarty	Non-Executive Board Chair
February 27, 2023	/s/ Bruce Brown Bruce Brown	Director
February 27, 2023	/s/ Kathleen A. Dahlberg Kathleen A. Dahlberg	Director
February 27, 2023	/s/ Marie T. Gallagher Marie T. Gallagher	Director
February 27, 2023	/s/ Darrel Hackett Darrel Hackett	Director
February 27, 2023	/s/ J. Robert Hall J. Robert Hall	Director
February 27, 2023	/s/ Lee C. Stewart Lee C. Stewart	Director

**GLATFELTER CORPORATION AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE**

**For each of the three years ended December 31, 2022
Valuation and Qualifying Accounts**

	Allowance for					
	Doubtful Accounts			Sales Discounts and Deductions		
In thousands	**2022**	2021	2020	**2022**	2021	2020
Balance, beginning of year	$ **2,731**	$ 2,093	$ 1,682	$ **825**	$ 791	$ 578
Provision	**3,044**	469	488	**3,077**	1,649	1,516
Write-offs, recoveries and discounts allowed	**(102)**	(10)	(114)	**(1,610)**	(1,493)	(1,291)
Other [1]	**(648)**	179	37	**(377)**	(122)	(12)
Balance, end of year	$ **5,025**	$ 2,731	$ 2,093	$ **1,914**	$ 825	$ 791

      The provision for doubtful accounts is included in selling, general and administrative expense and the provision for sales discounts and deductions is deducted from sales. The related allowances are deducted from accounts receivable.

(1)   Relates primarily to changes in currency exchange rates.

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COMPANY OFFICERS AND DIRECTORS

Officers

Thomas M. Fahnemann
President and Chief Executive Officer

Christopher W. Astley
Senior Vice President, Chief
Commercial Officer

Eileen L. Beck
Senior Vice President, Global Human
Resources & Administration

Wolfgang Laures
Senior Vice President, Integrated
Global Supply Chain & Information
Technology

Ramesh Shettigar
Senior Vice President, Chief Financial
Officer & Treasurer

David C. Elder
Vice President, Finance & Chief
Accounting Officer

Jill L. Urey
Vice President, Chief Legal &
Compliance Officer & Corporate
Secretary

Timothy A. Cobb
Vice President, Tax

Directors

Kevin M. Fogarty
Non-Executive Board Chair

Bruce Brown
Retired Chief Technology Officer
Procter & Gamble Inc.

Kathleen A. Dahlberg
Chief Executive Officer
G.G.I., Inc.

Thomas M. Fahnemann
President and Chief Executive Officer

Marie T. Gallagher
Senior Vice President and Controller
PepsiCo, Inc.

Darrel Hackett
President
US Wealth Management
BMO Financial Group

J. Robert Hall
Chief Executive Officer
Ole Smoky Distillery, LLC

Lee C. Stewart
Private Financial Consultant

CORPORATE INFORMATION

Stock Exchange and Symbol
New York Stock Exchange GLT

Annual Meeting of Shareholders
May 5, 2023, 8:00 a.m. ET
Virtual Meeting
www.virtualshareholdermeeting.com/
GLT2023

Transfer Agent,
Dividend Disbursing
Agent and Registrar
Correspondence should be
mailed to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence
should be sent to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Shareholder website
www.computershare.com/investor
toll-free: 877-832-7259
international: +1 201-680-6578

Information Sources
For the latest quarterly business
results or other information, visit
www.glatfelter.com
or contact:

Investor Relations
Glatfelter Corporation
4350 Congress Street, Suite 600
Charlotte, NC 28209

717-225-2746

ir@glatfelter.com

Global Centers

Headquarters
Charlotte, NC U.S.A.

**Integrated Global Supply Chain
Center of Excellence**
Zug, Switzerland

Spunlace Center of Excellence
Basel, Switzerland

Manufacturing Locations

North America
Asheville, NC U.S.A*
Fort Smith, AR U.S.A*
Gatineau, QC Canada*
Mount Holly, NC U.S.A
Old Hickory, TN U.S.A

Europe
Asturias, Spain
Caerphilly, Wales*
Dresden, Germany*
Falkenhagen, Germany*
Gernsbach, Germany*
Lydney, England*
Ober-Schmitten, Germany*
Scaer, France*
Soultz, France
Steinfurt, Germany*

Sales & Distribution Offices

North America
Buford, GA U.S.A
Mexico City, Mexico

South America
Buenos Aires, Argentina

Europe/Asia
Kuala Lumpur, Malaysia
Milan, Italy
Moscow, Russia
Seoul, South Korea
Shanghai, Peoples Republic of China
Suzhou, Peoples Republic of China
Tokyo, Japan

Specialty Fiber Sites

Lanao del Norte, Philippines
San José, Costa Rica

* Also a Sales and Distribution Office

GLATFELTER





WWW.GLATFELTER.COM

MIX
Paper | Supporting responsible forestry
FSC® C127009
www.fsc.org